Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

by and among

BERKSHIRE HATHAWAY INC.,

O&M ACQUISITION CORP.

and

ALLEGHANY CORPORATION

dated as of

March 20, 2022

-i-

-ii-

-iii-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 20, 2022, by and among Berkshire Hathaway Inc., a Delaware corporation (“Parent”), O&M Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Alleghany Corporation, a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company each have approved, and in the case of the Company and Merger Sub deem it advisable, fair to and in the best interests of their respective stockholders to consummate, the acquisition of the Company by Parent by means of a merger of Merger Sub with and into the Company upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of the Company’s Common Stock, par value $1.00 per share (such issued and outstanding shares of the Company’s Common Stock, collectively, the “Shares”), other than Shares owned by Parent or its direct or indirect wholly owned Subsidiaries immediately before the Effective Time (the “Parent Owned Shares”), Dissenting Shares and any shares of Common Stock held in the treasury of the Company, will be converted into the right to receive the Merger Consideration.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements set forth in this Agreement, the receipt and sufficiency of which are hereby acknowledged, upon the terms and subject to the conditions of this Agreement, the parties to this Agreement agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Laws of the State of Delaware (“Delaware Law”), at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Company will continue as the surviving corporation (the “Surviving Corporation”).

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at 9:00 a.m. Eastern Time on the second Business Day after the satisfaction or waiver of all of the conditions (other than any condition that by its nature cannot be satisfied until the Closing, but subject to satisfaction of any such condition) set forth in Article VII (the “Closing Date”), at the offices of Munger, Tolles & Olson LLP, 350 South Grand Avenue, 50th Floor, Los Angeles, California 90071, unless another date or place is agreed to in writing by the parties to this Agreement.

Section 1.3 Effective Time. The parties to this Agreement shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) on the Closing Date (or on such other date as Parent and the Company may agree in writing) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of Delaware Law. The Merger shall become effective as of the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and as is agreed to by Parent and the Company in writing (the “Effective Time”).

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in the applicable provisions of Delaware Law. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises and authority of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, the certificate of incorporation and bylaws of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated as of the Effective Time to be in the form of (except with respect to the name of the Company) the certificate of incorporation and bylaws of Merger Sub, and as so amended shall be the certificate of incorporation and bylaws of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 6.7 hereof).

Section 1.6 Directors and Officers of the Surviving Corporation. The directors of Merger Sub immediately before the Effective Time will be the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

Section 1.7 Subsequent Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation, its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub vested in or to be vested in the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either or both of the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.1 Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of Shares or securities of Parent or Merger Sub:

(a) Each Share issued and outstanding immediately before the Effective Time (other than any Shares to be cancelled pursuant to Section 2.1(b) and any Dissenting Shares) will be cancelled and extinguished and be converted into the right to receive $848.02 in cash, representing $850.00 per Share less the financial advisory fee due to the Financial Advisor in connection with the Merger, payable to the holder of such Share, without interest (the “Merger Consideration”), upon surrender of either certificates formerly representing such Shares (“Certificates”) or any book-entry Shares (“Book-Entry Shares”) in the manner provided in Section 2.2. All such Shares, when so converted, will no longer be outstanding and will be automatically cancelled, retired and cease to exist. Each holder of Certificates or Book-Entry Shares will cease to have any rights with respect to such Shares, except the right to receive the Merger Consideration for such Shares upon the surrender of such Certificate or Book-Entry Share in accordance with Section 2.2, without interest.

(b) Each Parent Owned Share and each share of Common Stock held in the treasury of the Company will be cancelled and extinguished, and no payment or other consideration will be made with respect to such Parent Owned Shares.

(c) Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately before the Effective Time will thereafter represent one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

Section 2.2 Payment; Surrender of Shares; Stock Transfer Books.

(a) Before the Effective Time, Merger Sub shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the holders of Shares in connection with the Merger (the “Paying Agent”) to receive the funds necessary to make the payments contemplated by Section 2.1(a). When and as needed, Parent or Merger Sub shall deposit, or cause to be deposited, in trust with the Paying Agent in a separate account for the benefit of holders of Shares (the “Payment Fund”) the aggregate Merger Consideration to which such holders shall be entitled at the Effective Time pursuant to Section 2.1(a). If for any reason the cash in the Payment Fund shall be insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder, Parent shall promptly deposit cash into the Payment Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.

(b) As soon as reasonably practicable after the Effective Time and in any event not later than three Business Days following the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record of Certificates or Book-Entry Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1(a) (i) a letter of transmittal (which must specify that delivery will be effected, and risk of loss and title to the Certificates or Book-Entry Shares will pass, only upon delivery of the Certificates to the Paying Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, and will be in such form and have such other provisions as the Company and Merger Sub may reasonably specify) and (ii) instructions for surrendering Certificates or Book-Entry Shares in exchange for the Merger Consideration. Each holder of Certificates or Book-Entry Shares may thereafter until the first anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Paying Agent under cover of the letter of transmittal, as agent for such holder. Upon delivery of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and the surrender of Certificates or Book-Entry Shares on or before the first anniversary of the Effective Time, Merger Sub shall cause the Paying Agent to pay the holder of such Certificates or Book-Entry Shares, in exchange for the Certificates or Book-Entry Shares, cash in an amount equal to the Merger Consideration, multiplied by the number of Shares represented by such Certificates or Book-Entry Shares. Until so surrendered, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Dissenting Shares, Parent Owned Shares and shares of Common Stock held in the treasury of the Company) will represent solely the right to receive the aggregate Merger Consideration relating to the Shares represented by such Certificates or Book-Entry Shares. The Merger Consideration paid upon the surrender for exchange of Certificates and Book-Entry Shares in accordance with the terms of this Article II will be deemed to have been paid in full satisfaction of all rights pertaining to the Shares theretofore represented by such Certificates and Book-Entry Shares.

(c) If payment of the Merger Consideration in respect of cancelled Shares is to be made to a Person other than the Person in whose name surrendered Certificates are registered, it will be a condition to such payment that the Certificates so surrendered will be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of such payment in a name other than that of the registered holder of the Certificates surrendered or shall have established to the satisfaction of the Paying Agent that such Tax is not applicable.

(d) At the Effective Time, the stock transfer books of the Company will be closed and there will not be any further registration of transfers of any Shares thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates and Book-Entry Shares will cease to have any rights with respect to any Shares, except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares representing Dissenting Shares, Parent Owned Shares and shares of Common Stock held in the treasury of the Company) are presented to the Surviving Corporation, they will be cancelled and exchanged for Merger Consideration as provided in this Article II. No interest will accrue or be paid on any cash payable upon the surrender of Certificates or Book-Entry Shares which immediately before the Effective Time represented the Shares.

(e) Promptly following the date which is one year after the Effective Time, the Surviving Corporation will be entitled to require the Paying Agent to deliver to it any cash, including any interest received with respect to such cash, and any Certificates or other documents, in its possession relating to the transactions contemplated by this Agreement (the “Transactions”), which had been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares or previously delivered to the Surviving Corporation, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as general creditors of the Surviving Corporation with respect to the Merger Consideration, payable upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration. Notwithstanding the foregoing, none of Parent, the Surviving Corporation or the Paying Agent will be liable to any holder of Certificates or Book-Entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law. Any Merger Consideration remaining unclaimed by holders of Shares immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of any claims or interest of any person previously entitled thereto.

(f) Notwithstanding any provision in this Agreement to the contrary, Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement to any holder of Shares, and from amounts payable pursuant to Section 2.3, such amounts as are required to be withheld or deducted under the Code, the rules and regulations promulgated thereunder, or any provision of U.S. state or local Tax Law, with respect to the making of such payment. To the extent that amounts are so withheld or deducted and paid over to the applicable Governmental Entity, such withheld or deducted amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other securities in respect of which such deduction and withholding were made.

Section 2.3 Treatment of Stock Plans and Stock-Based Deferred Compensation Plans.

(a) Except as set forth on Section 2.3(a) of the Company Disclosure Letter, at the Effective Time, each notional Share represented by restricted stock units granted under a Company Stock Plan, other than any Director RSUs, that is subject to performance-based vesting requirements (each, a “Company Performance Share”), including any dividend equivalent units credited in respect thereto, and that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the recipient thereof, be canceled and converted into the right to receive from the Surviving Corporation a lump-sum amount in cash equal to the Merger Consideration (provided that, for purposes of determining the number of Company Performance Shares outstanding immediately prior to the Effective Time, the number of Company Performance Shares will be determined assuming the maximum level of performance was achieved) which (1) shall vest in full (to the extent the applicable performance period has not been completed prior to the Effective Time), for the avoidance of doubt, without any ongoing performance-vesting conditions (x) if the recipient of such Company Performance Share remains in continued employment or other service with Parent and its Subsidiaries through the last day of the performance period applicable thereto as set forth in the performance share award agreement pursuant to which such Company Performance Share was granted as in effect immediately prior to the Effective Time, or (y) if the employment or other service of the recipient of such Company Performance Share is terminated by the Company or its Subsidiaries without “cause” or terminated due to recipient’s death, “total disability” (as such terms are defined in the applicable performance shares award agreement) or retirement on or after attaining age sixty (60) and ten (10) years of service with the Company and its Subsidiaries (a “Qualified Retirement”) prior to the end of the applicable performance period, and (2) if vested, be paid, together with interest credited thereon, compounded annually, at the “prime rate” (as such term is defined in the Company’s Officers and Highly Compensated Employees Nonqualified Deferred Compensation Plan (the “DCP”) in accordance with its terms as in effect on the date hereof (the “Prime Rate”)) from the Effective Time through the payment date, to the recipient of such Company Performance Share in a cash lump-sum, less any required withholding Taxes, at such time specified in the applicable Company Stock Plan and the related performance share award agreement.

(b) At the Effective Time, each notional Share represented by restricted stock units granted under a Company Stock Plan, other than any Director RSUs, that is not subject to performance-based vesting requirements (each, a “Company Restricted Stock Unit”), including any dividend equivalent units credited in respect thereto, and that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the recipient thereof, be canceled and converted into the right to receive from the Surviving Corporation a lump-sum amount in cash equal to the Merger Consideration which shall vest in full (to the extent the corresponding Company Restricted Stock has not already vested prior to the Effective Time) and, if vested, be paid, together with interest credited thereon, compounded annually, at the Prime Rate from the Effective Time through the payment date, to the recipient of such Company Restricted Unit in a cash lump-sum, less any required withholding Taxes, within fifteen Business Days of the earlier of (i) the applicable vesting date of such Company Restricted Stock Unit set forth in the restricted stock award agreement pursuant to which such Company Restricted Stock Unit was granted as in effect immediately prior to the Effective Time, subject to the recipient’s continued employment or other service with the Company and its Subsidiaries through such date, or (ii) the termination of the recipient’s employment or other service by Parent or its Subsidiaries without Cause or terminated due to recipient’s death, Total Disability or Qualified Retirement (subject to any required delay in payment required by Section 409A of the Code); provided that, if the corresponding Restricted Stock Unit vested prior to the Effective Time, such cash amount shall be paid within fifteen Business Days of the Effective Time, without any interest thereon. For purposes of this Section 2.3(b), “Qualified Retirement” also requires the approval of the Company’s chief executive officer after the applicable employee has provided to the Company’s chief executive officer at least ninety days’ notice of an intent to retire (or with respect to the Company’s chief executive officer, approval by Parent’s chief executive officer or the compensation committee of Parent’s Board of Directors after the Company’s chief executive officer has provided to Parent’s chief executive officer or the compensation committee of Parent’s Board of Directors at least ninety days’ notice of an intent to retire).

(c) At the Effective Time, each notional Share represented by restricted stock units granted under the Company’s 2005 Directors’ Stock Plan, the Company’s 2010 Directors’ Stock Plan or the Company’s 2015 Directors’ Stock Plan (collectively, the “Director RSUs”), including any dividend equivalent units credited in respect thereto, that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the recipient thereof, be canceled and converted into the right to receive from the Surviving Corporation a lump-sum amount in cash equal to the Merger Consideration which shall be paid, together with interest credited thereon, compounded annually, at the Prime Rate from the Effective Time through the payment date, to the recipient of such Director RSU in a cash lump-sum, less any required withholding Taxes, at such time specified in the applicable Company Stock Plan and the related award document or applicable deferral election.

(d) At the Effective Time, any amounts for which a “common stock election” or a “stockholders equity election” is in effect under the DCP shall be reinvested into the notional Prime Rate alternative thereunder and no further “common stock elections” or “stockholders equity elections” will be permitted under the DCP from and after the Effective Time.    For purposes of the preceding sentence, (i) the amount for which a “common stock election” is in effect immediately prior to the Effective Time shall equal the product of (A) the number of Shares deemed invested in or otherwise referenced by such account immediately prior to the Effective Time and (B) the Merger Consideration, and (ii) the amount for which a “stockholders equity election” is in effect immediately prior to the Effective Time shall equal the stockholders equity implied by a per Share price equal to the Merger Consideration.

(e) Prior to the Effective Time, the Company Board or the applicable committee thereof will adopt appropriate resolutions and take such other actions as are reasonably necessary or appropriate to provide that (i) the Company Stock Plans and all awards issued thereunder will terminate as of the Effective Time, (ii) the provisions in any other compensatory plan, program, arrangement or agreement providing for the issuance or grant of any other interest to employees or other service providers of the Company or its Subsidiaries in respect of the equity of the Company shall be of no further force or effect and shall terminate as of the Effective Time, and (iii) the awards issued under the Company Stock Plans will be treated as set forth in this Section 2.3.

Section 2.4 Adjustments. If, during the period between the date hereof and the Effective Time, any change in the Shares shall occur, by reason of any reclassification, recapitalization, stock split (including reverse stock split) or combination, exchange or readjustment of shares, or any stock dividend or stock distribution thereon with a record date during such period, the Merger Consideration, and any other amounts payable pursuant to this Agreement, shall be appropriately adjusted so that the aggregate amount payable with respect to all Shares shall not be changed.

Section 2.5 Lost Certificates. If any Certificates shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificates to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificates, the Paying Agent will pay, in exchange for such lost, stolen or destroyed Certificates, the Merger Consideration to be paid in respect of the Shares represented by such Certificates, as contemplated by this Article II.

Section 2.6 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, any Shares held by a holder who has demanded and perfected such holder’s demand for appraisal of such holder’s Shares in accordance with Delaware Law and as of the Effective Time has neither effectively withdrawn nor lost such holder’s right to such appraisal (“Dissenting Shares”), will not be converted into or represent a right to receive cash pursuant to Section 2.1(a), but the holder of the Dissenting Shares will be entitled to only such rights as are granted to holders of Dissenting Shares by Delaware Law.

(b) Notwithstanding the provisions of Section 2.6(a), if any holder of Shares who demands appraisal of such holder’s Shares under Delaware Law effectively withdraws or loses (through failure to perfect or otherwise) such holder’s right to appraisal, then as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Shares will automatically be converted into and represent only the right to receive the Merger Consideration as provided in Section 2.1(a), without interest thereon, upon surrender of Certificates or Book-Entry Shares representing such Shares pursuant to Section 2.2.

(c) The Company shall give Merger Sub prompt notice of any written demands for appraisal or payment of the fair value of any Shares, withdrawals of such demands, and any other instruments served pursuant to Delaware Law received by the Company. The Company shall not voluntarily make any payment with respect to any demands for appraisal and shall not, except with the prior written consent of Merger Sub, settle or offer to settle any such demands.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub, subject to the exceptions with respect to particular representations and warranties disclosed in the letter from the Company, dated the date hereof, addressed to Parent and Merger Sub (the “Company Disclosure Letter”) (it being understood that any information set forth on one section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of Article III of this Agreement to the extent that it is reasonably apparent on the face of such disclosure that such information is relevant to such other section or subsection), and except as set forth in the Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement (excluding any disclosures set forth under the heading “Risk Factors”, any disclosures included in any “forward-looking statements” or any similar statements in any such filings that are cautionary, predictive or forward-looking in nature, and provided that nothing disclosed in the Company SEC Documents shall be deemed a qualification or modification to the representations and warranties set forth in Section 3.1, Section 3.2, Section 3.3, Section 3.4 or Section 3.23), as follows:

Section 3.1 Organization.

(a) Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and assets and to carry on its business as now being conducted, except (other than with respect to the Company’s due organization, valid existence and good standing) where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company and each of its Subsidiaries is duly qualified or licensed to do business, and is in good standing, in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.1(b) of the Company Disclosure Letter, the Company does not own any equity interests in any corporation or other entity, except for its Subsidiaries listed in Section 3.4(b) of the Company Disclosure Letter.

(c) The entities listed on Section 10.2 of the Company Disclosure Letter as the “Insurance Subsidiaries” are the only Subsidiaries of the Company engaged in the insurance or reinsurance business.

Section 3.2 Authorization; Validity of Agreement; Company Action.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by the Company of this Agreement, and the consummation by it of the Transactions, have been duly and validly authorized by the Board of Directors of the Company (the “Company Board”), and no other corporate action on the part of the Company is necessary to authorize the execution and delivery by the Company of this Agreement and the consummation by it of the Transactions, except that the consummation of the Merger requires the Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming due and valid authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) Assuming the accuracy of the representation and warranty in Section 4.4, the affirmative vote of the holders of at least seventy-five percent of the voting power of the outstanding Shares, as determined in accordance with the Company’s Certificate of Incorporation, to approve this Agreement (the “Stockholder Approval”) is the only vote or consent of the holders of any class or series of the Company’s capital stock, or any of them, that is necessary in connection with the consummation of the Merger.

(c) At a meeting duly called and held, the Company Board unanimously (i) determined that this Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved this Agreement and the Transactions, (iii) directed that the approval of this Agreement be submitted to a vote at a meeting of the Company’s stockholders, (iv) resolved (subject to Section 5.2) to recommend to the Company’s stockholders that they approve this Agreement (such recommendation, the “Company Recommendation”).

(d) The copies of the Company’s Restated Certificate of Incorporation (the “Certificate of Incorporation”) and the Company’s Amended and Restated By-laws, each in the form most recently filed in the Company SEC Documents, are true, complete and correct copies of such documents as in effect as of the date of this Agreement.

Section 3.3 Consents and Approvals; No Violations.

(a) Except for (i) the filing with the SEC of the preliminary proxy statement and the Proxy Statement, (ii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to Delaware Law, (iii) the Stockholder Approval and (iv) filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (B) the Securities Act, (C) the rules and regulations of the New York Stock Exchange, (D) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any other Antitrust Laws, and (E) the Required Insurance Approvals, no consents or approvals of, or filings, declarations or registrations with, any national, supranational, federal, state or local court, administrative or regulatory agency or commission or other governmental authority or instrumentality, domestic or foreign (each, a “Governmental Entity”), are necessary for the consummation by the Company of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Except as set forth in Section 3.3(b) of the Company Disclosure Letter, neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the Transactions, nor compliance by the Company with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the Company’s Certificate of Incorporation or its Amended and Restated By-laws or any of the similar organizational documents of any of its Subsidiaries or (ii) assuming that the authorizations, consents and approvals referred to in Section 3.3(a) are duly obtained, (x) violate any Order or Law applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or lease to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

Section 3.4 Capitalization.

(a) The authorized capital stock of the Company consists of (a) 8,000,000 shares of Preferred Stock, par value $1.00 per share (the “Preferred Stock”), and (b) 22,000,000 shares of Common Stock, par value $1.00 per share (the “Common Stock”). As of March 18, 2022, (i) no shares of Preferred Stock are issued and outstanding, (ii) 13,454,665 Shares of Common Stock are issued and outstanding, and (iii) 188,154 shares of Common Stock are reserved for issuance under the Company Stock Plans in respect of outstanding and future awards, of which there are 187,931 shares of Common Stock underlying the Company Performance Stock Units (assuming maximum level performance) and the Company Restricted Stock Units and 223 shares of Common Stock underlying options issued pursuant to the Company Stock Plans (the “Company Options”), which Company Options expire on April 29, 2022. All of the outstanding Shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable. Except as set forth in this Section 3.4(a) and in Section 3.4(b) of the Company Disclosure Letter, there are no (i) shares of capital stock or other equity interests or voting securities of the Company authorized, issued or outstanding, (ii) existing securities, options, warrants, calls, preemptive rights, subscription or other rights, agreements, arrangements, commitments, derivative contracts, forward sale contracts or undertakings of any character, to which the Company or any of its Subsidiaries is a party, or by which the Company or any of its Subsidiaries is bound, obligating the Company or any of its Subsidiaries to (1) issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest or voting security in the Company or any of its Subsidiaries or securities convertible into or exchangeable for such shares of capital stock or other equity interests or voting securities, (2) issue, grant, extend or enter into any such security, option, warrant, call, preemptive right, subscription or other right, agreement, arrangement, commitment, derivative contract, forward sale contract, or undertaking, or (3) make any payment based on or resulting from the value or price of the Shares or of any such security, option, warrant, call, preemptive right, subscription or other right, agreement, arrangement, commitment, derivative contract, forward sale contract or undertaking, (iii) outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares, or the capital stock or other equity interests or voting securities of the Company or of any Subsidiary of the Company or to provide funds to make any investment (in the form of a loan, capital contribution or otherwise) in any Subsidiary of the Company or any other entity or (iv) issued or outstanding units, performance share awards, rights to receive shares of Common Stock or capital stock of any Subsidiary of the Company on a deferred basis, or rights to purchase or receive Common Stock or capital stock of any Subsidiary of the Company or other equity interest or voting securities issued or granted by the Company or any of its Subsidiaries to any current or former director, officer, employee or consultant of the Company or any such Subsidiary (the items referred to in clauses (i) through (iv) of or with respect to any Person, collectively, “Rights”). No Subsidiary of the Company owns or has any right to acquire any Shares.

(b) Except as set forth on Section 3.4(b)(i) of the Company Disclosure Letter, (i) all of the outstanding shares of capital stock and other Rights of each of the Company’s Subsidiaries are owned beneficially and of record by the Company or a wholly owned Subsidiary of the Company, and (ii) all such shares and Rights have been duly authorized, validly issued and are fully paid and nonassessable and are owned by either the Company or a wholly owned Subsidiary of the Company free and clear of any Encumbrances. Section 3.4(b)(ii) of the Company Disclosure Letter lists, as of the date of this Agreement, each Subsidiary of the Company and its jurisdiction of organization.

(c) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock and other Rights of (i) the Company or (ii) any of its Subsidiaries.

Section 3.5 SEC Reports and Financial Statements.

(a) The Company has filed with or furnished to the SEC, and has made available to Parent, true and complete copies of all forms, reports, schedules, statements and other documents required to be filed or furnished by it since January 1, 2021, under the Exchange Act or the Securities Act of 1933, as amended (the “Securities Act”) (collectively, the “Company SEC Documents”). As of its respective date (and if amended, as of the date of the last such amendment), each Company SEC Document, including any financial statements, schedules and exhibits included therein or attached thereto, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents, and, without limitation of the foregoing, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Company SEC Document or necessary in order to make the statements in such Company SEC Document, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act of 2002 (“SOX”), as the case may be, and the applicable rules and regulations of the SEC under the Exchange Act, the Securities Act and SOX, as the case may be. None of the Company’s Subsidiaries is, or at any time since January 1, 2021, has been, required to file, or has voluntarily filed, any forms, reports or other documents with the SEC. Each of the consolidated financial statements included in the Company SEC Documents (the “Financial Statements”) (w) has been prepared from, and is in accordance with, the books and records of the Company and its consolidated Subsidiaries, (x) complies in all material respects with the applicable accounting requirements and with the published rules and regulations of the SEC with respect to such requirements, (y) has been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated in the Financial Statements or in the notes to the Financial Statements and subject, in the case of unaudited statements, to normal year-end audit adjustments and the absence of footnote disclosure), and (z) fairly presents, in all material respects, the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of the Company and its consolidated Subsidiaries as of the date and for the periods referred to in the Financial Statements. If at any time from the date hereof and until the Effective Time, the Company shall obtain knowledge of any material facts that would require supplementing or amending any of the foregoing documents in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, or to comply with applicable Laws, such amendment or supplement shall be promptly filed with the SEC and, as required by Law, disseminated to the stockholders of the Company.

(b) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s audited financial statements or other Company SEC Documents.

(c) Each of the principal executive officer of the Company and the principal financial officer of the Company has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of SOX with respect to the Company SEC Documents, and the statements contained in such certifications are accurate in all material respects as of the date of this Agreement. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(d) No material weaknesses exist with respect to the internal control over financial reporting of the Company that would be required to be disclosed by the Company pursuant to Item 308(a)(3) of Regulation S-K promulgated by the SEC that have not been disclosed in the Company SEC Documents. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting as required by Rule 13a-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports that it files and submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to the Company’s management, as appropriate, to allow timely decisions regarding required disclosure.

Section 3.6 Absence of Certain Changes. Since February 23, 2022, (a) the Company and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practice (except for prior modifications, suspensions or alterations of operations resulting from, or determined by the Company in good faith to be advisable and reasonably necessary in response to, COVID-19 and COVID-19 Measures) and (b) there has not been any event, circumstance, change, occurrence, state of facts or effect (including the incurrence of any liabilities of any nature, whether or not accrued, contingent or otherwise) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.6 of the Company Disclosure Letter, since February 23, 2022, through the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that would have constituted a breach of clause (iii), (iv), (v), (vi), (vii), (viii) or (ix) of Section 5.1 hereof, had the covenants therein applied since February 23, 2022.

Section 3.7 No Undisclosed Material Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, that would be required, if known, to be reflected or reserved against in the consolidated financial statements of the Company prepared in accordance with GAAP, except for (i) liabilities or obligations disclosed and provided for in the balance sheets included in the Financial Statements (or in the notes thereto) filed and publicly available prior to the date of this Agreement, (ii) liabilities or obligations incurred in connection with the Transactions, (iii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since February 23, 2022, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8 Compliance with Laws and Court Orders.

(a) The Company and each of its Subsidiaries is, and since January 1, 2020 has been, in compliance with, and, to the Knowledge of the Company, is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any applicable Law or Order, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries hold all governmental licenses, authorizations, permits, consents, approvals, variances, exemptions and orders necessary for the operation of the businesses of the Company and its Subsidiaries, including all insurance and reinsurance licenses required by any Governmental Entity (the “Company Permits”), except where such failure would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and each of its Subsidiaries are in compliance with the terms of the Company Permits, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) To the Knowledge of the Company, (i) neither the Company and its Subsidiaries, nor any of its or their Affiliates, directors or officers is listed on the Specially Designated Nationals and Blocked Persons list or other similar lists maintained by the Office of Foreign Assets Control, by the United States Department of the Treasury or pursuant to executive orders, (ii) neither the Company and its Subsidiaries, nor any of its or their Affiliates, directors, officers, employees, agents or other Persons acting on the Company’s or any Company Subsidiary’s behalf (A) has taken, or caused to be taken, directly or indirectly, any action that would or could cause the Company or any of its Subsidiaries to be in violation of any Anti-Corruption Law, or (B) has corruptly made, promised, offered or authorized, or has caused or authorized any other Person corruptly to make, promise or offer, any payment or transfer of anything of value, directly or indirectly, to any official, employee or agent of any Governmental Entity for the purpose of (1) influencing such Person to take any action or decision or to omit to take any action, in such Person’s official capacity, (2) inducing such Person to use his or her influence with a Governmental Entity to affect any act or decision of a Governmental Entity, or (3) securing any improper advantage, and (iii) each of the Company and each of the Company’s Affiliates complies in all material respects with and implements internal compliance policies with respect to applicable Anti-Corruption Laws. As used in this Section 3.8(b), the term “Anti-Corruption Laws” means each Law, regulation, treaty or convention relating to anti-money laundering, anti-terrorism financing, anti-bribery, anti-corruption or similar matters, including the Foreign Corrupt Practices Act of 1977, as amended.

Section 3.9 Material Contracts.

(a) Except as set forth in Section 3.9(a) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Designated Subsidiaries (nor, in the case of clause (viii) below, any of its Insurance Subsidiaries) is a party to or bound by any: (i) contract (other than this Agreement or a Company Plan) that would be required to be filed by the Company as a material contract pursuant to Item 601(b)(10) of Regulation S-K of the SEC; (ii) indenture, credit agreement, loan agreement, security agreement, guarantee, note, mortgage or other evidence of Indebtedness or agreement providing for Indebtedness in excess of $100 million; (iii) written contract (other than this Agreement) for the sale of any of its assets after the date hereof for consideration in excess of $100 million, other than sales in the ordinary course of business; (iv) collective bargaining agreement; (v) written contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Designated Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Person, other than (in the case of minority investments of the Company or any of its Designated Subsidiaries) rights that would result in a purchase or sale of less than $200 million individually or in the aggregate; (vi) contract providing for indemnification (including any obligations to advance funds for expenses) of the current or former directors or officers of the Company or any of its Designated Subsidiaries; (vii) settlement agreement or similar agreement or Order to which the Company or any of its Designated Subsidiaries is a party involving future performance by the Company or any of its Designated Subsidiaries; (viii) reinsurance or coinsurance treaty or agreement with an annual premium in excess of $50 million; or (ix) lease agreement for Leased Real Property with annual rent in excess of $10 million. Each such contract described in clauses (i)-(ix) is referred to herein as a “Material Contract.”

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) neither the Company nor any of its Designated Subsidiaries is (and to the Knowledge of the Company, no other party is) in default under any Material Contract, (ii) each of the Material Contracts is in full force and effect, and is the valid, binding and enforceable obligation of the Company and its Designated Subsidiaries, and to the Knowledge of the Company, of the other parties thereto, except that (x) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought, (iii) the Company and its Designated Subsidiaries have performed all respective material obligations required to be performed by them to date under the Material Contracts, and, to the Knowledge of the Company, no circumstance exists which (with or without the lapse of time or the giving of notice, or both) would cause them to be in breach thereunder and (iv) neither the Company nor any of its Designated Subsidiaries has received any written notice of termination with respect to, and, to the Knowledge of the Company, no party has threatened to terminate, any Material Contract.

Section 3.10 Information in Proxy Statement. The proxy statement relating to the Special Meeting (such proxy statement, as amended or supplemented from time to time, the “Proxy Statement”) will not, at the date it is first mailed to the Company’s stockholders and at the time of the Special Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations thereunder. Notwithstanding anything to the contrary in this Section 3.10, no representation or warranty is made by the Company with respect to information contained or incorporated by reference in the Proxy Statement supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

Section 3.11 Litigation. There are no Actions pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any officer, director or employee of the Company in such capacity, which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party or subject to, or in default under, any Order which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.12 Employee Compensation and Benefit Plans; ERISA.

(a) As used herein, the term “Company Plan” shall mean each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and each other material equity incentive, compensation, severance, employment, change-in-control, retention, fringe benefit, collective bargaining, bonus, incentive, savings, retirement, deferred compensation, or other material benefit plan, agreement, program, policy or arrangement, whether or not subject to ERISA (including any related funding mechanism), in each case other than a Multiemployer Plan, under which (i) any current or former employee, officer or director, or any natural person who is a contractor or consultant of the Company or any of its Subsidiaries (“Covered Employees”) has any present or future right to benefits and which are entered into, contributed to, sponsored by or maintained by the Company or any of its Subsidiaries, or (ii) the Company or any of its Subsidiaries has any present or future material liability.

(b) Except as would not, individually or in the aggregate, have a Material Adverse Effect:

(i) Each Company Plan is in compliance with all applicable Laws, including, as applicable, ERISA and the Code, including by being funded to the extent required by applicable Law, and has been operated in accordance, and is in compliance, with its terms. With respect to each Company Plan, adequate provision has been made therefor on the accounting statements of the applicable Company or Subsidiary of the Company.

(ii) Each Company Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter to that effect from the IRS and the Company is not aware of any event occurring since the date of such determination that would reasonably be expected to adversely affect such determination. The Company does not maintain any Company Plan that is primarily for the benefit of Covered Employees based outside of the United States.

(iii) No condition exists that is reasonably likely to subject the Company or any of its ERISA Affiliates to any direct or indirect liability under Title IV of ERISA or to a civil penalty under Section 502(j) of ERISA or liability under Section 4069 of ERISA or Section 4975, 4976, or 4980B of the Code or other liability with respect to the Company Plans.

(iv) No Actions are pending or, to the Knowledge of the Company, threatened with respect to any Company Plan (other than routine claims for benefits and appeals of such claims).

(v) There is no (A) to the Knowledge of the Company, unfair labor practice pending or threatened against or affecting the Company or any of its Subsidiaries, (B) labor dispute or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, or (C) lockout, strike, slowdown, work stoppage or, to the Knowledge of the Company, threat thereof by or with respect to any employees of the Company or any of its Subsidiaries.

(vi) With respect to any multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any member of the ERISA Group contributes or has contributed (in the six years prior to the date hereof) for the benefit of an employee of the ERISA Group (“Multiemployer Plan”), none of the members of the ERISA Group has made or suffered a “complete withdrawal” or a “partial withdrawal,” as such terms are respectively defined in Sections 4203 and 4205 of ERISA, any liability for which has not been satisfied in full. With respect to any Multiemployer Plan, to the Knowledge of the Company: (A) no liability under Section 4204 of ERISA has been imposed on any member of the ERISA Group in the six years prior to the date hereof, (B) none of the members of the ERISA Group has received notice that any Multiemployer Plan is or will go into “reorganization” or is “insolvent” as those terms are defined under ERISA, and (C) none of the members of the ERISA Group has received notice that any Multiemployer Plan is in “endangered” or “critical” status (as those terms are defined under ERISA). “ERISA Affiliates” means all employers, trades or businesses (whether or not incorporated) that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code. “ERISA Group” means the Company and its ERISA Affiliates.

(vii) No Company Plan that is subject to Title IV of ERISA has an accumulated or waived funding deficiency within the meaning of Section 412 of the Code. No member of the ERISA Group has received notice that any Company Plan, which is or is expected to be subject to Title IV of ERISA, is in “at risk” status (within the meaning of Section 430 of the Code or Section 303 of ERISA). The Pension Benefit Guaranty Corporation (“PBGC”) has not instituted proceedings pursuant to Section 4042 of ERISA to terminate any Company Plan subject to Title IV of ERISA, and, to the Knowledge of the Company, no condition exists that presents a material risk that such proceedings will be instituted by the PBGC. No Encumbrance has been imposed on the assets of any member of the ERISA Group under Section 303(k) of ERISA or Section 430(k) of the Code, and no event or circumstance has occurred that is reasonably likely to result in the imposition of any such Encumbrance on any such assets, on account of any Company Plan pursuant to Section 303(k) of ERISA or Section 430(k) of the Code.

(c) Except as set forth in Section 3.12(c) of the Company Disclosure Letter or as expressly provided by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event, (i) entitle any current or former employee, director or officer of the Company or any of its Subsidiaries to any material severance pay, unemployment compensation or any other payment, or (ii) accelerate the time of payment or vesting, or materially increase the amount of any compensation due any such current or former employee, director or officer.

Section 3.13 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has good fee simple title to all Owned Real Property and valid leasehold estates in all Leased Real Property free and clear of all Encumbrances, except Permitted Encumbrances. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries has exclusive possession of each Leased Real Property and Owned Real Property, other than any use and occupancy rights granted to third-party owners, tenants, subtenants or licensees pursuant to agreements with respect to such real property entered in the ordinary course of business.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each lease for the Leased Real Property is in full force and effect and is valid, binding and enforceable in accordance with its terms, except that (x) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (y) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 3.14 Intellectual Property. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or one of its Subsidiaries owns all right, title, and interest in, or has the right to use, pursuant to a license or otherwise, in each case, free and clear of all Encumbrances except Permitted Encumbrances, all Intellectual Property Rights that are required to operate the Company’s business as presently conducted, and (ii) (x) there is no pending, and the Company has not since January 1, 2020 received any written notice of any actual or, to the Knowledge of the Company, threatened, Action alleging a violation, misappropriation or infringement of the Intellectual Property Rights of any other Person by Company or its Subsidiaries except for any of the foregoing that have since been fully and finally resolved, (y) to the Knowledge of the Company, the operation of the business of the Company as currently conducted does not violate, misappropriate or infringe the Intellectual Property Rights of any other Person, and (z) to the Knowledge of the Company, no other Person has violated, misappropriated or infringed any Intellectual Property Rights owned by the Company or any of its Subsidiaries.

Section 3.15 Environmental Laws. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Subsidiaries comply and have in the past five years complied with all applicable Environmental Laws, and possess and comply, and have possessed and complied, with all applicable Environmental Permits required under such Laws to operate the businesses of the Company and its Subsidiaries as operated during such period; (ii) none of the Company or any of its Subsidiaries has received any written notification alleging that it is liable, or written request for information, pursuant to any applicable Environmental Law, concerning any release, threatened release of, or exposure to, any Materials of Environmental Concern at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been fully resolved with the appropriate Governmental Entity or Person; (iii) there are no, and there have not been any, Materials of Environmental Concern at any property currently or, to the Knowledge of the Company, previously owned or occupied by the Company or any of its Subsidiaries under circumstances that have resulted in or are reasonably likely to result in liability of the Company or any of its Subsidiaries under any Environmental Laws; and (iv) none of the Company or any of its Subsidiaries has received any written notice regarding any actual or alleged violation of any Environmental Laws or Environmental Permits, including a notice of violation, a notice of non-compliance, or notice of requirements.    There are no Actions arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.15 are the only representations and warranties in this Agreement with respect to Environmental Laws, Environmental Permits or Materials of Environmental Concern.

Section 3.16 Taxes. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a) The Company and each of its Subsidiaries has timely filed all Tax Returns that it was required to file. All such Tax Returns were correct and complete. The Company and each of its Subsidiaries has timely paid all Taxes shown on such Tax Returns as due and owing and all other Taxes required to be paid by it or, where payment is not yet due, the Company has made an adequate provision for such Taxes in the Financial Statements in accordance with GAAP. Neither the Company nor any of its Subsidiaries has incurred any liability for Taxes since the date of the Company’s most recent Financial Statements outside of the ordinary course of business or otherwise inconsistent with past practice.

(b) No audit or other proceeding with respect to any Taxes due from the Company or any of its Subsidiaries, or any Tax Return of the Company or any of its Subsidiaries, is pending or threatened in writing by any Governmental Entity. Each assessed deficiency resulting from any audit or examination relating to Taxes by any Governmental Entity has been timely paid and there is no assessed deficiency, refund litigation, proposed adjustment or matter in controversy proposed in writing by any Governmental Entity with respect to any Taxes due and owing by the Company or any of its Subsidiaries.

(c) Neither the Company nor any of its Subsidiaries has agreed to any extension or waiver of the statute of limitations applicable to any Tax Return, or agreed to any extension of time with respect to a Tax assessment or deficiency, which period (after giving effect to such extension or waiver) has not yet expired.

(d) Neither the Company nor any of its Subsidiaries is a party to, is bound by or has any liability under any Tax allocation, indemnity, sharing or similar agreement, or has any contractual obligation to indemnify any other Person with respect to Taxes (excluding (i) customary and commercially reasonable Tax indemnification provisions in commercial contracts entered into in the ordinary course of the Company’s business and not primarily relating to Taxes and (ii) such agreements solely among two or more of the Company and its Subsidiaries).

(e) The Company and each of its Subsidiaries has timely withheld and remitted all Taxes required to have been withheld and remitted under applicable Law, including without limitation, in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, member or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(f) There are no Encumbrances for unpaid Taxes on the assets of the Company or any of its Subsidiaries, except for Permitted Encumbrances.

(g) Neither the Company nor any of its Subsidiaries (i) is or has ever been a member of any consolidated, combined, unitary or affiliated group for Tax Return purposes, other than a group the common parent of which is the Company or (ii) has any liability for Taxes of any Person (other than the Company and its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(h) Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” in connection with a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (or any similar provision of state, local or foreign Law) in the two years prior to the date of this Agreement.

(i) Neither the Company nor any of its Subsidiaries has received any written claim in the past three years from a Governmental Entity in a jurisdiction in which the Company or a Subsidiary of the Company does not file Tax Returns to the effect that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, such jurisdiction.

(j) Neither the Company nor any of its Subsidiaries has been a party to, or a material advisor with respect to, a “reportable transaction” within the meaning of Section 6706A(c)(1) of the Code and Treasury Regulation Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(k) Neither the Company nor any of its Subsidiaries has requested or is the subject of or bound by any private letter ruling, technical advice memorandum, or similar ruling or memorandum with any taxing authority with respect to any Taxes.

(l) The Company and its Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for, or otherwise pay any amount of deferred Taxes in, any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) material adjustment under Section 481(a) of the Code (or any similar provision of state, local or foreign law) by reason of a change in accounting method or otherwise; (ii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) prepaid amount received on or prior to the Closing Date; (v) election under Section 965(h) of the Code; or (vi) action to elect or avail itself of any provision of the CARES Act relating to Taxes.

(m) (i) The Company and each of its Subsidiaries, as applicable, has substantially complied with all applicable requirements under the Code with respect to Insurance Contracts issued or entered into by the Company and/or such Subsidiary, including reporting, withholding and disclosure requirements, and has reported all distributions under such Insurance Contracts substantially in accordance with Tax laws relevant to such Insurance Contracts, (ii) the Tax treatment of each Insurance Contract is not, and since the time of issuance or subsequent modification has not been, less favorable to the purchaser, policyholder or intended beneficiaries thereof, than the Tax treatment either that was purported to apply in written materials provided by the issuer of such Insurance Contract, in each case at the time of its issuance (or any subsequent modification of such Insurance Contract) or for which such Insurance Contract would reasonably have been expected to qualify at the time of issuance (or subsequent modification) and (iii) neither the Company nor any of its Subsidiaries has requested relief from the IRS concerning the qualification of any Insurance Contract issued by the Company and/or such Subsidiary under, or in compliance with, the Code and the Treasury Regulations promulgated thereunder.

Section 3.17 Opinion of Financial Advisor. The Company Board has received the opinion of Goldman Sachs & Co. (the “Financial Advisor”), to the effect that, as of the date of such opinion and subject to the assumptions, limitations, and qualifications set forth in such opinion, the Merger Consideration to be received by the holders of Shares other than Parent and its Subsidiaries in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders of Shares. A copy of such opinion has been provided to Parent, solely for informational purposes.

Section 3.18 Statutory Statements.

(a) Except as would not have, individually or in the aggregate, a Material Adverse Effect, since January 1, 2019, the Company and its Insurance Subsidiaries have filed or submitted all material annual, quarterly and other periodic statements, together with all exhibits, interrogatories, notes, schedules and actuarial opinions, affirmations or certifications, in each case, required by applicable Insurance Law to be filed with or submitted to the appropriate Insurance Regulator of each jurisdiction in which it is licensed, authorized or otherwise eligible with respect to the conduct of the business of insurance or reinsurance, as applicable (collectively, the “Statutory Statements”).

(b) The financial statements included in such Statutory Statements were prepared in accordance with Applicable SAP, applied on a consistent basis during the periods involved, and fairly present in all material respects the statutory financial position of the Company or its relevant Insurance Subsidiary as of the respective dates thereof and the results of operations and changes in capital and surplus (or stockholders’ equity, as applicable) of the Company or such Insurance Subsidiary for the respective periods then ended. Such Statutory Statements complied in all material respects with all applicable Insurance Laws when filed or submitted and no material violation or deficiency has been asserted in writing (or, to the Knowledge of the Company, orally) by any Insurance Regulator with respect to any of such Statutory Statements.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, all material deficiencies or violations noted in any examination reports of any Insurance Regulators received by the Company on or after January 1, 2019 have been cured or resolved to the satisfaction of the applicable Insurance Regulator. Without limiting the generality of the foregoing, there are no unpaid claims or assessments made in writing or, to the Knowledge of the Company, threatened against the Company or any of its Insurance Subsidiaries by any insurance guaranty associations or similar organizations in connection with such association’s or other organization’s insurance guaranty fund, other than unpaid claims or assessments (i) disclosed, provided for, reflected in, reserved against or otherwise described in the Statutory Statements or (ii) as would not have, individually or in the aggregate, a Material Adverse Effect.

(d) Since January 1, 2019, no material fine or penalty has been imposed on the Company or any of its Insurance Subsidiaries by any Insurance Regulator.

Section 3.19 Insurance Regulators. Except as would not have, individually or in the aggregate, a Material Adverse Effect, (a) there is no (i) written agreement, memorandum of understanding, commitment letter or similar undertaking with any Insurance Regulator that is binding on the Company or any of its Insurance Subsidiaries, or (ii) Order or directive by, or supervisory letter or cease-and-desist order from, any Insurance Regulator that is binding on the Company or any of its Insurance Subsidiaries and (b) neither the Company nor any of its Insurance Subsidiaries has adopted any board resolution at the request of any Insurance Regulator, in the case of each of clauses (a) and (b), that (A) limits in any material respect the ability of the Company or any of its Insurance Subsidiaries to issue or enter into Insurance Contracts or other reinsurance or retrocession treaties or agreements, slips, binders, cover notes or other similar arrangements, (B) requires the divestiture of any material investment, (C) limits in any material respect the ability of the Company or any of its Insurance Subsidiaries to pay dividends or (D) requires any material investment to be treated as a “nonadmitted asset” (or the local equivalent). Except for regular periodic assessments in the ordinary course of business consistent with past practice or assessments based on developments which are publicly known within the insurance industry, to the Knowledge of the Company, no claim or assessment is pending or threatened against the Company or any of its Insurance Subsidiaries that is peculiar or unique to the Company or any such Insurance Subsidiary by any state insurance guaranty associations in connection with such association’s fund relating to insolvent insurers which if determined adversely, would, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect.

Section 3.20 Insurance Generally.

(a) All policy and contract forms used by the Company and its Insurance Subsidiaries for Insurance Contracts, and all amendments, applications, marketing materials, brochures, illustrations and certificates pertaining thereto, have, to the extent required by applicable Law, been approved by all applicable Governmental Entities or filed with such Governmental Entities, subject to such exceptions as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as would not have, individually or in the aggregate, a Material Adverse Effect, the Company and its Insurance Subsidiaries have marketed, sold and issued their Insurance Contracts in compliance with applicable Law, including (i) all applicable requirements and prohibitions relating to suitability of sales and replacement of policies and annuity products, (ii) all applicable requirements relating to the disclosure of the nature of insurance products as policies of insurance, (iii) all applicable requirements relating to insurance product projections and illustrations and (iv) all applicable requirements relating to the advertising, sales and marketing of insurance and annuity products and guaranteed investment contracts. As to premium rates established by the Company or any of its Insurance Subsidiaries that are required to be filed with or approved by any Insurance Regulator, the rates have been so filed or approved, the premiums charged conform thereto in all material respects, and such premiums comply in all material respects with all applicable Insurance Laws.

(c) Except as would not have, individually or in the aggregate, a Material Adverse Effect, (i) the Company and its Insurance Subsidiaries have appropriately taken credit in their Statutory Statements pursuant to Insurance Laws for all reinsurance, coinsurance or excess insurance ceded pursuant to any reinsurance contract to which it is a party, (ii) none of the Company or any of its Insurance Subsidiaries or, to the Knowledge of the Company, any reinsurer under any reinsurance contract is insolvent or the subject of a rehabilitation, liquidation, conservatorship, receivership, bankruptcy or similar proceeding and the financial condition of any such reinsurer is not impaired to the extent that a default thereunder is reasonably anticipated, (iii) no written notice of intended cancellation has been received by the Company or any of its Insurance Subsidiaries from any such reinsurer, and there are no disputes under any reinsurance contract and (iv) all reinsurance premiums due under the reinsurance contracts have been paid in full or were adequately accrued or reserved for by the Company and its Insurance Subsidiaries.

Section 3.21 Insurance Producers. Except as would not have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, each Person, including salaried employees of the Company or its Insurance Subsidiaries, performing the duties of insurance producer, agency, managing general agent, third party administrator, broker, solicitor, adjuster, marketer, underwriter, wholesaler, distributor, producer or customer representative (collectively, “Producers”), at the time such Producer wrote, sold, solicited, produced, serviced or adjusted business, or performed such other act for or on behalf of the Company or any of its Insurance Subsidiaries that may require a producer’s, solicitor’s, broker’s, adjusters’ or other insurance license, was duly licensed and appointed, where required, as an insurance producer, managing general agent, third party administrator, broker, solicitor or adjuster, as applicable (for the type of business written, sold or produced by such insurance producer, agency, managing general agent, third party administrator, broker, solicitor, adjuster or customer representative), in the particular jurisdiction in which such Producer wrote, sold, produced, solicited or serviced such business. Except as would not have, individually or in the aggregate, a Material Adverse Effect, to the Knowledge of the Company, no such Producer violated any term or provision of applicable Law relating to the sale or production of any Insurance Contract and no Producer has breached the terms of any agency or broker contract with the Company or any of its Insurance Subsidiaries or violated any Law or policy of the Companies or its Insurance Subsidiaries in the solicitation, negotiation, writing, sale or production of business.

Section 3.22 Reserves and Provisions. The insurance policy reserves or provisions for benefits, claims, losses (including incurred, but not reported, losses and losses in course of settlement), loss adjustment expenses (whether allocated or unallocated) and unearned premiums contained in the Statutory Statements and Financial Statements (a) were, except as otherwise noted in the applicable Statutory Statement or in the Financial Statements, as applicable, determined in all material respects in accordance with generally accepted actuarial standards, (b) were computed on the basis of methodologies consistent with those used in computing the corresponding reserves or provisions in prior fiscal years, except as otherwise noted in the Statutory Statements and Financial Statements, as applicable, and (c) satisfied the requirements of all applicable Insurance Laws in all material respects. Without limiting the generality of the foregoing, the reserves or provisions in the Statutory Statements and in the Financial Statements represented the Company’s best estimate of the ultimate cost of all reported and unreported losses incurred of the Company and its Subsidiaries under all outstanding insurance, reinsurance and other applicable agreements, as of the respective dates of such Statutory Statements and Financial Statements, as applicable.

Section 3.23 Brokers or Finders. Except for the Financial Advisor pursuant to the engagement letter, dated as of March 13, 2022, as amended, no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee or payment from the Company or any of its Subsidiaries in connection with any of the Transactions.

Section 3.24 State Takeover Statutes. Assuming the accuracy of the representation and warranty made in Section 4.4, no “moratorium,” “fair price,” “control share acquisition,” “business combination” or other anti-takeover Laws (each, a “Takeover Statute”) are applicable to the Transactions.

Section 3.25 Transactions with Affiliates. Since the date the Company’s last proxy statement was filed with the SEC and through the date of this Agreement, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.26 Investment Advisory and Investment Company Matters. Neither the Company nor any of its Subsidiaries conducts activities of or is otherwise deemed under Law to control an “investment adviser,” as such term is defined in Section 2(a)(20) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), whether or not registered under the Investment Advisers Act of 1940, as amended (the “Investment Advisers Act”), of any Person required to be registered as an investment company under the Investment Company Act. Neither the Company nor any of its Subsidiaries is an “investment company” as defined in the Investment Company Act, and neither the Company nor any of its Subsidiaries is a promoter (as such term is defined in Section 2(a)(30) of the Investment Company Act) of any Person that is such an investment company. Neither the Company nor any of its Subsidiaries conducts activities of, controls, owns more than a 20% interest in, or is deemed under applicable Law to control, any Person that is an investment adviser as defined in the Investment Advisers Act, whether or not registered under such Act, other than such an investment adviser whose only clients are “insurance companies” as defined in Section 2(a)(17) of the Investment Company Act.

Section 3.27 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1 Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate or other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and governmental approvals would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions. Parent owns all of the issued and outstanding capital stock of the Merger Sub.

Section 4.2 Authorization; Validity of Agreement; Necessary Action. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance by Parent and Merger Sub of this Agreement, and the consummation by it of the Transactions have been duly and validly authorized by the respective boards of directors of Parent and Merger Sub and by Parent as the sole stockholder of Merger Sub, and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the Transactions. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due and valid authorization, execution and delivery of this Agreement by the Company, is a valid and binding obligation of each of Parent and Merger Sub enforceable against each of them in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally and (b) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.3 Consents and Approvals; No Violations.

(a) Except for filings, permits, authorizations, consents and approvals as may be required under, and other applicable requirements of, (A) the Exchange Act, (B) the Securities Act, (C) the rules and regulations of the New York Stock Exchange, (D) the HSR Act and any other Antitrust Laws, and (E) the Required Insurance Approvals, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the consummation by Parent and Merger Sub of the Transactions, other than such other consents, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

(b) Neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the Transactions, nor compliance by Parent or Merger Sub with any of the terms or provisions hereof, will (i) conflict with or violate any provision of the organizational documents of Parent or Merger Sub or of any of their respective Subsidiaries or (ii) assuming that any required authorizations, consents and approvals are duly obtained, (x) violate any Order or Law applicable to Parent or Merger Sub or any of their respective Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any material benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right to termination or cancellation under, accelerate the performance required by, or result in the creation of any Encumbrance upon any of the respective properties or assets of either Parent or Merger Sub or any of their respective Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which either Parent or Merger Sub or any of their respective Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults, losses, terminations of rights thereof, accelerations or Encumbrance creations which would not reasonably be expected to have a material adverse effect on the ability of Parent and Merger Sub to consummate the Merger and the other Transactions.

Section 4.4 Ownership of Common Stock. None of Parent, any of its Subsidiaries (including Merger Sub) or any of their Affiliates (a) owns (directly or indirectly, beneficially or of record) any Shares or (b) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Shares (other than as contemplated by this Agreement).

Section 4.5 Information in Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the Company’s stockholders and at the time of the Special Meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated in the Proxy Statement or necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they are made, not misleading.

Section 4.6 Financing. Parent and Merger Sub have, and at all times through the Closing shall have, sufficient funds available to finance and consummate the Transactions.

Section 4.7 No Prior Activities. Except for obligations or liabilities incurred in connection with its incorporation or organization or the negotiation and consummation of this Agreement and the Transactions, Merger Sub has not incurred any obligations or liabilities, and has not engaged in any business or activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person or entity.

Section 4.8 Litigation. As of the date of this Agreement, there are no Actions pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub or, to the Knowledge of Parent, any officer, director or employee of Parent or Merger Sub in such capacity, which would, individually or in the aggregate, prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement. Neither Parent nor Merger Sub is a party or subject to or in default under any Order which would prevent or materially delay Parent or Merger Sub from performing its obligations under this Agreement.

Section 4.9 Disclaimer of Warranties. Parent and Merger Sub acknowledge that neither the Company nor any Person has made any express or implied representation or warranty on behalf of the Company or any of its Affiliates as to the accuracy or completeness of any information regarding the Company provided to Parent and Merger Sub, except as expressly set forth in Article III, and Parent and Merger Sub further agree that, except for the matters expressly set forth in Article III, neither the Company nor any Person shall have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent and Merger Sub, or Parent’s or Merger Sub’s use of, any such information.

ARTICLE V

COVENANTS

Section 5.1 Interim Operations of the Company. Except (A) as expressly contemplated by this Agreement, (B) as set forth on Section 5.1 of the Company Disclosure Letter, (C) as required by applicable Law, or (D) as consented to in writing by Parent after the date of this Agreement and prior to the Effective Time, which consent solely for clauses (vii) and (viii) shall not be unreasonably withheld or delayed, the Company agrees that:

(i) each of the Company and its Subsidiaries will conduct business only in the ordinary course of business consistent with past practice (except for modifications, suspensions or alterations of operations resulting from, or determined by the Company in good faith to be advisable and reasonably necessary in response to, COVID-19 or COVID-19 Measures);

(ii) the Company will not amend its Certificate of Incorporation or its Amended and Restated By-laws and the Company’s Subsidiaries will not amend their certificate of incorporation, bylaws or other comparable charter or organizational documents;

(iii) neither the Company nor any of its Subsidiaries will (A) declare, set aside or pay any dividend or other distribution (including any constructive or deemed distribution), whether payable in cash, stock or other property, with respect to its capital stock, or otherwise make any payments to its stockholders in their capacity as such; (B) issue, sell, grant, transfer, pledge, dispose of or encumber or authorize or propose to issue, sell, grant, transfer, pledge, dispose of or encumber any additional shares of capital stock or other Rights of the Company or any of its Subsidiaries (including treasury stock), other than in respect of the shares of capital stock of the Company or any of its Subsidiaries reserved for issuance on the date of this Agreement and issued pursuant to the exercise or settlement of awards outstanding under the Company Stock Plans as of the date of this Agreement, (C) split, combine, subdivide or reclassify the Shares or any other outstanding capital stock of the Company or any of the Subsidiaries of the Company or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of capital stock or other Rights of the Company or any of its Subsidiaries or (D) redeem, purchase or otherwise acquire, directly or indirectly, any capital stock or other Rights of the Company or any of its Subsidiaries (other than (1) the withholding of Shares to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (2) the acquisition by the Company of Rights pursuant to the Company Stock Plans);

(iv) except as required by applicable Law or under the terms of any Company Plan in effect as of the date of this Agreement, the Company will not and will not permit its Subsidiaries to increase the compensation payable or to become payable to any of its or their officers, directors or employees, or any natural person engaged as a consultant, or enter into, establish, amend or terminate any Company Plans, except increases in salaries, wages and benefits of employees who are neither directors nor officers of the Company made in the ordinary course of business consistent with past practice;

(v) neither the Company nor any of its Subsidiaries will, except in the ordinary course of business consistent with past practice (A) incur or assume any Indebtedness (other than Indebtedness between the Company and any of its Subsidiaries or between its Subsidiaries, or in connection with the refinancing of any Indebtedness that exists as of the date of this Agreement), (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person (other than a Subsidiary of the Company), or (C) make any material loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company);

(vi) neither the Company nor any of its Subsidiaries will make any acquisition of or investment in a business either by purchase of stock or securities, merger or consolidation, contributions to capital, loans, advances, property transfers, or purchases of any property or assets of any other Person (other than a Subsidiary of the Company) (A) in excess of $50 million, individually or in the aggregate, or (B) that would make it more difficult to satisfy the conditions to Closing set forth in Section 7.1(b);

(vii) neither the Company nor any of its Subsidiaries will pay, discharge, waive or settle any claims involved in any Action, other than the payment, discharge, waiver or settlement of claims, liabilities or obligations (A) in the ordinary course of business consistent with past practice, or (B) reflected or reserved against in, or contemplated by, the Financial Statements (or the notes to the Financial Statements) for amounts not in excess of those so reflected or reserved;

(viii) neither the Company nor any of its Subsidiaries will materially change any of the accounting methods, principles or practices used by it unless required by a change in GAAP, Applicable SAP or Law;

(ix) neither the Company nor any of its Subsidiaries will (A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization (other than this Agreement), or (B) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets with a value in excess of $50 million, individually or in the aggregate, except in this clause (B), in the ordinary course of business consistent with past practice;

(x) neither the Company nor any of its Subsidiaries will adopt any shareholder rights plan;

(xi) neither the Company nor any of its Subsidiaries will enter into any new business line that is outside their existing businesses (or a business complementary thereto or a natural extension thereof), to the extent doing so would be material to the Company and its Subsidiaries taken as a whole;

(xii) neither the Company nor any of its Subsidiaries will enter into any material block reinsurance transaction;

(xiii) neither the Company nor any of its Insurance Subsidiaries will alter or amend in a manner that is material to the financial condition of the Company and its Insurance Subsidiaries, taken as a whole, any existing financial, underwriting, pricing, claims, claims handling, risk retention, reserving, investment or actuarial practice, guideline or policy, or any material assumption underlying an actuarial practice or policy, except as may be required by GAAP, Applicable SAP or Law;

(xiv) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

Section 5.2 Go-Shop; No Solicitation by the Company.

(a) Notwithstanding anything to the contrary contained in this Agreement, during the period commencing on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the date that is (I) twenty-five calendar days following the date of this Agreement (the “No-Shop Period Start Date”) for any Person or “group” who is not an Excluded Party, or (II) in respect of any Excluded Party, ten calendar days after the No-Shop Period Start Date (the “Cut-Off Date”), as applicable, the Company, its Subsidiaries and their respective officers, directors or employees or any Affiliate, investment banker, financial advisor, attorney, accountant or other representative (collectively, “Representatives”) shall have the right to (i) solicit, initiate, induce or encourage any Takeover Proposals, or facilitate the making, submission or announcement of one or more Takeover Proposals from any Person or its Representatives, or encourage, facilitate or assist, any proposal, inquiry or offer that could reasonably be expected to lead to a Takeover Proposal, including by furnishing to any Person or its Representatives any non-public information relating to the Company or any of its Subsidiaries or by affording to any Person or its Representatives access to the business, properties, assets, books, records or other non-public information, or to the personnel, of the Company or any of its Subsidiaries, in each case subject to the entry into, and solely in accordance with, an Acceptable Confidentiality Agreement; (ii) enter into, participate in or engage in discussions or negotiations with any Person or its Representatives with respect to a Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal; and (iii) otherwise cooperate with, assist, participate in or facilitate any Takeover Proposal or any proposal that could reasonably be expected to lead to a Takeover Proposal. The Company will substantially concurrently (and in any event within twenty-four hours) make available to Parent any non-public information concerning the Company and its Subsidiaries that is provided by or on behalf of the Company to any Person or its Representatives pursuant to this Section 5.2(a) that was not previously made available to Parent and shall not provide to any such Person any non-public information of or relating to Parent, Merger Sub or any of their respective Affiliates or Representatives.

(b) Subject to the terms of this Section 5.2, from and after the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Date), the Company shall, and shall cause its Subsidiaries and its and their respective officers, directors, employees and Representatives to, cease any discussions or negotiations with any parties that may then be ongoing with respect to a Takeover Proposal and shall (x) seek to have returned to the Company or destroyed any confidential information that has been provided in any such discussions or negotiations; (y) cease providing any further information with respect to the Company or any Takeover Proposal to any such Person or its Representatives; and (z) immediately terminate all access granted to any such Person or its Representatives to any physical or electronic data room (or any other due diligence access). From the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Date), the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or permit any of its or their Representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or take any other action designed to facilitate, any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Takeover Proposal; provided, however, that if, following the receipt of a Superior Proposal (as hereinafter defined) or a proposal which is reasonably expected to lead to a Superior Proposal that in either case was made after the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Date) and prior to the receipt of the Stockholder Approval, in circumstances not involving a breach of this Agreement, the Company Board determines in good faith, after considering applicable provisions of state Law and after consultation with outside counsel, that a failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company may, in response to such Takeover Proposal and subject to compliance with Section 5.2(c) and Section 5.2(d), (A) request information from the Person making such Takeover Proposal for the sole purpose of the Company Board informing itself about the Takeover Proposal that has been made and the Person that made it, (B) furnish information with respect to the Company to the Person making such Takeover Proposal pursuant to an Acceptable Confidentiality Agreement, provided that (1) such Acceptable Confidentiality Agreement may not include any provision calling for an exclusive right to negotiate with the Company and (2) the Company advises Parent of all such nonpublic information delivered to such person concurrently with its delivery to the requesting party, and (C) participate in negotiations with such party regarding such Takeover Proposal. It is agreed that any violation of the restrictions set forth in the preceding sentence by any officer, director, employee, investment banker, attorney or other advisor or Representative of the Company or any of its Subsidiaries shall be deemed to be a breach of this Section 5.2(b) by the Company. From the No-Shop Period Start Date (or, with respect to an Excluded Party, the Cut-Off Date), the Company agrees not to waive or fail to enforce any provision of any confidentiality or standstill agreement to which it is a party relating to a potential or actual Takeover Proposal (unless the Company Board determines in good faith, after considering applicable provisions of applicable Law and after consultation with outside counsel, that enforcing or not waiving such provision would otherwise prevent a Takeover Proposal from being made to the Company).

(c) Except as expressly permitted in this Section 5.2(c), neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval, determination of advisability, or recommendation by the Company Board or such committee of this Agreement, the Merger, and the other Transactions, (ii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any Takeover Proposal or (iii) cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement (each, an “Acquisition Agreement”) related to any Takeover Proposal (other than an Acceptable Confidentiality Agreement). Notwithstanding the foregoing, in the event that the Company Board determines in good faith, in response to a Superior Proposal that was made after the date hereof and prior to the receipt of the Stockholder Approval in circumstances not involving a breach of this Agreement, after considering applicable provisions of applicable Law and after consultation with outside counsel, that the failure to do so would be inconsistent with its fiduciary duties under applicable Law, the Company Board may (subject to compliance with this sentence and to compliance with Section 5.2(b) and Section 5.2(d)) (x) withdraw or modify its approval, determination of advisability, or recommendation of this Agreement, the Merger, and the other Transactions or (y) approve, determine to be advisable, or recommend a Superior Proposal, or (z) cause the Company to enter into an Acquisition Agreement; provided, however, that any actions described in clause (x), (y) or (z) may be taken only (1) after the second Business Day following Parent’s receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal and providing notice of the determination of the Company Board of what actions described in clause (x), (y) or (z) the Company Board has determined to take, (2) if the Company has negotiated in good faith with Parent during such notice period, to the extent Parent requests to negotiate, to enable Parent to propose revisions to the terms of this Agreement, (3) if, following the end of such notice period, the Company Board shall have considered in good faith any written revisions to the terms of this Agreement proposed by Parent, and shall have determined in good faith (after consultation with the Financial Advisor and receiving the advice of outside counsel) that the Superior Proposal would nevertheless continue to constitute a Superior Proposal if the revisions proposed by Parent were to be given effect, and (4) if in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (1) above of this proviso and a new notice period under clause (1) of this proviso shall commence during which time the Company shall be required to comply with the requirements of this Section 5.2(c) anew with respect to such additional notice pursuant to clauses (1) through (4) above of this proviso. Notwithstanding anything in this Agreement to the contrary, the Company Board may at any time in response to an Intervening Event withdraw or modify its approval, determination of advisability, or recommendation of this Agreement, the Merger, and the other Transactions in the event it determines in good faith, after considering applicable provisions of applicable Law and after consultation with outside counsel, that such withdrawal or modification of its approval, determination of advisability or recommendation is required in order for the Company Board to comply with its fiduciary duties under applicable Law, provided that the Company has provided to Parent five Business Days’ prior written notice advising Parent that it intends to take such action and specifying the Intervening Event in reasonable detail.

(d) In addition to the obligations of the Company set forth in Section 5.2(b) and Section 5.2(c), the Company shall promptly (and in any event within twenty-four hours) advise Parent orally and in writing of any request for confidential information in connection with a Takeover Proposal or of any Takeover Proposal, the material terms and conditions of such request or Takeover Proposal and the identity of the person making such request or Takeover Proposal and shall keep Parent promptly advised of all significant developments which could reasonably be expected to culminate in the Company Board withdrawing, modifying or amending its recommendation of this Agreement, the Merger and the other Transactions, or in exercising any of its other rights under Section 5.2(b) or Section 5.2(c).

(e) Nothing contained in this Section 5.2 or Section 6.6 shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any other disclosure to the Company’s stockholders if, in the Company Board’s determination in good faith after consultation with outside counsel, the failure so to disclose would be inconsistent with its obligations under applicable Law; provided, however, that neither the Company nor the Company Board nor any committee thereof shall, except as in accordance with Section 5.2(c), withdraw or modify, or propose publicly to withdraw or modify, its approval, determination of advisability or recommendation of this Agreement, the Merger and the other Transactions or approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, a Takeover Proposal.

ARTICLE VI

ADDITIONAL AGREEMENTS

Section 6.1 Preparation of Proxy Statement.

(a) As soon as reasonably practicable after the date of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement. The Company will use reasonable best efforts to cause the Proxy Statement to be disseminated to the holders of the Shares, as and to the extent required by applicable federal securities Laws. Subject to Section 5.2, the Proxy Statement will contain the Company Recommendation and the opinion of the Financial Advisor described in Section 3.17, and the Company shall use reasonable best efforts to obtain the Stockholder Approval. Without limiting the foregoing, the Company shall engage a proxy solicitation firm and information agent, actively attempt to contact and obtain votes from the Company’s stockholders (including its retail stockholders with meaningful holdings of Shares), and work with the Company’s transfer agent and inspector of elections to facilitate an appropriate and straightforward process for obtaining the Stockholder Approval.

(b) Parent and Merger Sub will provide for inclusion or incorporation by reference in the Proxy Statement of all required information relating to Parent or its Affiliates. Parent and its counsel shall be given the opportunity to review and comment on the Proxy Statement before it is filed with the SEC. In addition, the Company will provide Parent and its counsel, in writing, any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after the receipt of such comments or other communications, and will provide Parent and its counsel the opportunity to review and comment on the Company’s proposed response thereto. The Company will respond promptly to any such comments from the SEC or its staff.

(c) Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information shall have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that shall become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the holders of the Shares, in each case as and to the extent required by applicable federal securities Laws.

Section 6.2 Stockholders Meeting.

(a) The Company shall take all actions in accordance with applicable Law, its constituent documents and the rules of the New York Stock Exchange to duly call, give notice of, convene and hold a special meeting of the Company’s stockholders (including any adjournment or postponement thereof, the “Special Meeting”) for the purpose of considering and taking action to approve this Agreement as soon as practicable following the date hereof. Notwithstanding anything to the contrary contained in this Agreement, (x) the Company in its sole discretion may adjourn or postpone the Special Meeting after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Special Meeting, and (y) the Company shall adjourn or postpone the Special Meeting if, as of the time for which the Special Meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Special Meeting.

(b) Parent shall vote, or cause to be voted, all of the Shares then owned by it, Merger Sub or any of its other Subsidiaries and Affiliates, if any, in favor of the approval of the Merger and the approval of this Agreement.

Section 6.3 Reasonable Best Efforts. Subject to Section 6.3(f):

(a) Prior to the Closing, Parent, Merger Sub and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Transactions including (i) the preparation and filing of all forms, registrations and notices required to be filed to consummate the Transactions, (ii) the satisfaction of the other parties’ conditions to consummating the Transactions, (iii) taking all reasonable actions necessary to obtain (and cooperation with each other in obtaining) any consent, authorization, Order or approval of, or any exemption by, any third party, including any Governmental Entity (which actions shall include furnishing all information required under the HSR Act and in connection with approvals of or filings with any other Governmental Entity or Insurance Regulator) required to be obtained or made by Parent, Merger Sub, the Company or any of their respective Subsidiaries in connection with the Transactions or the taking of any action contemplated by the Transactions or by this Agreement, including the Required Insurance Approvals, and (iv) the execution and delivery by the Company of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement. Additionally, each of Parent and the Company shall use all reasonable best efforts to fulfill all conditions precedent to the Merger and shall not take any action after the date of this Agreement that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any permission, approval or consent from any Governmental Entity necessary to be obtained prior to Closing.

(b) Prior to the Closing, each party shall promptly consult with the other parties to this Agreement with respect to, and provide any necessary information with respect to (and, in the case of correspondence, provide the other parties (or their counsel) copies of), all filings made by such party with any Governmental Entity or any other information supplied by such party to, or correspondence with, a Governmental Entity in connection with this Agreement and the Transactions. Each party to this Agreement shall promptly inform the other parties to this Agreement of any communication from any Governmental Entity regarding any of the Transactions. If any party to this Agreement or any Affiliate of such parties receives a request for additional information or documentary material from any Governmental Entity with respect to the Transactions, then such party will use reasonable best efforts to make, or cause to be made, promptly and after consultation with the other parties to this Agreement, an appropriate response in compliance with such request. To the extent that transfers of any permits issued by any Governmental Entity are required as a result of the execution of this Agreement or the consummation of the Transactions, the parties hereto shall use reasonable best efforts to effect such transfers.

(c) The Company and Parent shall use reasonable best efforts to file the required notification under the HSR Act as promptly as practicable and in any event within fifteen Business Days after the date of this Agreement and all other required antitrust notifications as promptly as practicable in each relevant jurisdiction and shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries received from the Federal Trade Commission and the Antitrust Division of the Department of Justice for additional information or documentation and to respond, as promptly as practicable, to all inquiries and information requests received from any state Attorney General or other Governmental Entity in connection with antitrust matters.

(d) Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Transactions under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). In connection therewith, if any Action is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Antitrust Laws, each of Parent and the Company shall cooperate and use all reasonable best efforts to vigorously contest and resist any such Action, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any other Transactions, including by vigorously pursuing all available avenues of administrative and judicial appeal unless, by mutual agreement, Parent and the Company decide that litigation is not in their respective best interests. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3(d) shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1, so long as such party hereto has, up to the time of termination, complied in all material respects with its obligations under this Section 6.3(d). Each of Parent and the Company shall use all reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Transactions as promptly as possible after the execution of this Agreement.

(e) The Company and Parent shall use reasonable best efforts to obtain the Required Insurance Approvals as promptly as practicable in each relevant jurisdiction and shall use reasonable best efforts to respond, as promptly as practicable, to any inquiries received from any Insurance Regulator or other Governmental Entity in connection with insurance regulatory matters, as promptly as practicable. Each of Parent and the Company shall use all reasonable best efforts to resolve such objections, if any, as may be asserted by any Insurance Regulator or other Governmental Entity with respect to the Transactions under any Insurance Law. Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.3(e) shall limit the right of any party hereto to terminate this Agreement pursuant to Section 8.1, so long as such party hereto has, up to the time of termination, complied in all material respects with its obligations under this Section 6.3(e).

(f) Notwithstanding Section 6.3(a) through Section 6.3(e) or any other provision of this Agreement to the contrary, in no event shall Parent or its Subsidiaries (including Merger Sub and, after the Closing, the Surviving Corporation and its Subsidiaries) or Affiliates be required to agree to, or the Company be permitted to agree to, (i) any prohibition of or limitation on its or their ownership (or any limitation that would affect its or their operation) of any portion of their respective businesses or assets, including after giving effect to the Transactions, (ii) divest, hold separate or otherwise dispose of any portion of its or their respective businesses or assets, including after giving effect to the Transactions, (iii) any limitation on its or their ability to effect the Merger, or the ability of the Company (or Merger Sub) or its or their respective subsidiaries to acquire or hold or exercise full rights of ownership of any capital stock of the Company or any Subsidiary of the Company, or (iv) any other limitation on its or their ability to effectively control their respective businesses or any limitation that would affect its or their ability to control their respective operations, including after giving effect to the Transactions (any such action or limitation described in clauses (i) through (iv) of this Section 6.3(f), a “Restriction”), other than (i) Restrictions with respect to the Surviving Corporation and its Subsidiaries, individually or in the aggregate with all other such Restrictions, for which the aggregate fair value of all businesses or assets (including stock) affected, prior to giving effect to the Merger, would not exceed $100,000,000 and (ii) the sale or disposition of any of the Subsidiaries set forth on Section 6.3(f) of the Company Disclosure Letter (together with the Restrictions set forth in clause (i), the “Permitted Restrictions”). Nothing in this Section 6.3(f) shall require any party to take or agree to take any such action with respect to its business or operations pursuant to this Section 6.3(f) unless the effectiveness of such agreement or action is conditioned upon the Closing.

Section 6.4 Notification of Certain Matters. Subject to applicable Law, the Company shall give prompt notice to Merger Sub and Parent, and Merger Sub and Parent shall give prompt notice to the Company of (a) the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be reasonably likely to cause either (i) any representation or warranty contained in this Agreement to be untrue or inaccurate in any respect that would cause any condition to the Merger to fail to be satisfied, at any time from the date of this Agreement to the Effective Time or (ii) any condition to the Merger to be unsatisfied in any material respect at the Effective Time and (b) any material failure of the Company, Merger Sub or Parent, as the case may be, or any officer, director, employee, agent or representative of the Company, Merger Sub or Parent as applicable, to comply with or satisfy any covenant or agreement to be complied with or satisfied by it under this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available under this Agreement to the party receiving such notice.

Section 6.5 Access; Confidentiality. Subject to the Confidentiality Agreement and applicable Law relating to the sharing of information, the Company agrees to provide, and shall cause its Subsidiaries to provide, Parent and its representatives, from time to time prior to the earlier of the Effective Time and the termination of this Agreement, reasonable access during normal business hours to (i) the Company’s and its Subsidiaries’ respective properties, books, contracts, commitments, personnel and records, (ii) such other information as Parent shall reasonably request with respect to the Company and its Subsidiaries and their respective businesses, financial condition and operations. Parent shall and shall cause Parent’s Affiliates and representatives to keep confidential any non-public information received from the Company, its Affiliates or representatives, directly or indirectly, pursuant to this Section 6.5 and in accordance with the Confidentiality Agreement.

Section 6.6 Publicity. Neither the Company, Parent nor any of their respective Affiliates shall issue or cause the publication of any press release or other announcement with respect to this Agreement or the Transactions without the prior consultation of the other party and giving the other party the opportunity to review and comment on such press release or other announcement, if practicable, except as such party reasonably believes, after receiving the advice of outside counsel and after informing all other parties to this Agreement, is required by Law or by any listing agreement with or rules of any applicable national securities exchange, trading market or listing authority and except as may be requested by a Governmental Entity.

Section 6.7 Indemnification.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes such prior to the Effective Time, an officer or director of the Company or any of its Subsidiaries (the “Indemnified Parties”) against (i) any and all losses, claims, damages, costs, expenses, fines, liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party of or in connection with any claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of the Company or any of its Subsidiaries whether pertaining to any action or omission existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time (“Indemnified Liabilities”), and (ii) all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the Transactions, provided, however, that, in the case of the Surviving Corporation, such indemnification shall only be to the fullest extent a corporation is permitted under Delaware Law to indemnify its own directors and officers, and in the case of indemnification by Parent, Parent’s indemnification shall not be limited by Delaware Law, but Parent shall not be required to indemnify any Indemnified Party if a final, non-appealable judgment or adjudication in an action against any such Indemnified Party by a claimant (not including an action brought by Parent, Surviving Corporation, or any insurer of either) with respect to such claims establishes: (A) that the acts or omissions of such Indemnified Party were the result of deliberate criminal or fraudulent acts by the Indemnified Party; or (B) that the claim against such Indemnified Party arises out of, is based upon, or is attributable to the gaining in fact of any financial profit or other advantage to which such Indemnified Party was not legally entitled. Parent, Merger Sub, and the Surviving Corporation, as the case may be, will pay all expenses of each Indemnified Party in advance of the final disposition of any such action or proceeding to the fullest extent permitted by Delaware Law. Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Party (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to them and reasonably satisfactory to Parent, (ii) Parent shall, or shall cause the Surviving Corporation to, pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (iii) Parent shall, and shall cause the Surviving Corporation to, use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Parent, Merger Sub or the Surviving Corporation shall be liable for any settlement of any claim effected without its written consent, which consent shall not be unreasonably withheld, conditioned or delayed. Any Indemnified Party wishing to claim indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Parent, Merger Sub or the Surviving Corporation (but the failure so to notify an indemnifying party shall not relieve it from any liability which it may have under this Section 6.7 except to the extent such failure materially prejudices such party). The Indemnified Parties (as a group) may each retain only one law firm (in addition to local counsel in each applicable jurisdiction if reasonably required) to represent them with respect to each such matter unless there is a conflict on any significant issue between the positions of any two or more Indemnified Parties.

(b) The articles of incorporation and bylaws of the Surviving Corporation shall contain the provisions with respect to indemnification and exculpation set forth in the Certificate of Incorporation and the Amended and Restated By-laws of the Company, which provisions shall not be amended, modified or otherwise repealed for a period of six years from the Effective Time in any manner that would diminish or adversely affect the rights of an Indemnified Party thereunder as of the Effective Time of any individual who at the Effective Time is an Indemnified Party, unless such modification is required after the Effective Time by Law and then only to the minimum extent required by such Law.

(c) The rights of each Indemnified Party under this Section 6.7 shall be in addition to any rights such individual may have under the governing documents of the Company and any of its Subsidiaries, under Delaware Law or any other applicable Laws or under any agreement of any Indemnified Party with the Company or any of its Subsidiaries. The rights under this Section 6.7 shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party.

(d) In the event that Parent or Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision will be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.7.

(e) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under such policies; provided, however, that following the Closing there shall be no obligation to continue or extend such policies.

Section 6.8 Merger Sub Compliance. Parent shall cause Merger Sub to comply with all of its obligations under or related to this Agreement.

Section 6.9 Employee Matters.

(a) For a period of one year from the Effective Time, or, if longer, until December 31, 2023, Parent shall cause the Surviving Corporation to provide, or cause to be provided, to the employees of the Company and to the employees of each Subsidiary of the Company as of immediately prior to the Effective Time (collectively, the “Company Employees”) who remain employed by the Surviving Corporation or such Subsidiary, compensation and benefits that are no less favorable, in the aggregate, to such Company Employees than the compensation and benefits provided to such Company Employees immediately prior to the Effective Time, determined on a “company-by-company” basis. Notwithstanding the foregoing, the obligations in this Section 6.9 shall not restrict Parent and the Surviving Corporation from making changes that (A) are consistent with changes currently planned or contemplated by the Company, or (B) are collectively bargained for. Parent shall cause the Surviving Corporation to honor in accordance with their terms all Company Plans; provided, however, that Parent or the Surviving Corporation may amend, modify or terminate any individual Company Plan in accordance with its terms and applicable Law (including obtaining the consent of the other parties to and beneficiaries of such Company Plan to the extent required thereunder). Notwithstanding the foregoing or anything else in this Agreement to the contrary, the Surviving Corporation and its Subsidiaries shall not, after the Effective Time, provide any form of equity-based compensation.

(b) For purposes of all employee benefit plans (as defined in Section 3(3) of ERISA) and other employment agreements, arrangements and policies of the Surviving Corporation under which an employee’s benefits depend, in whole or in part, on length of service, credit will be given to current employees of the Company and its Subsidiaries for service with the Company or any of its Subsidiaries or predecessors prior to the Effective Time, provided that such crediting of service does not result in duplication of benefits and that such service would have been recognized under the corresponding Company Plan.

(c) The provisions of this Section 6.9 shall be binding upon and inure solely to the benefit of the respective parties to this Agreement, and nothing in this Section 6.9, express or implied, shall confer upon any Company Employee, legal representative or beneficiary thereof, or any other person any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits, of any nature or kind whatsoever under this Agreement. Nothing contained in this Section 6.9, express or implied (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement or (ii) shall alter or limit the ability of the Surviving Corporation, Parent or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of such entities.

Section 6.10 Takeover Statutes. Each of the Company, Parent, Merger Sub and their respective boards of directors shall grant such approvals and take such actions as are necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to render the restrictions of any Takeover Statutes that become or are deemed to be applicable to the Company, Parent, Merger Sub or the Transactions, to be inapplicable to the foregoing.

Section 6.11 Stockholder Litigation. Each party to this Agreement shall give the other parties to this Agreement the opportunity to participate in the defense or settlement of any stockholder litigation against any party and/or its respective directors relating to the Transactions, whether commenced prior to or after the execution and delivery of this Agreement. The Company agrees that it shall not settle or offer to settle any litigation commenced prior to or after the date hereof against the Company or any of its directors or officers by any stockholder of the Company relating to this Agreement, the Merger or any other Transaction or otherwise, where such settlement would impose obligations (monetary or otherwise) on the Company or the Surviving Corporation without the prior written consent of Parent.

ARTICLE VII

CONDITIONS

Section 7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent and Merger Sub to the extent permitted by applicable Law, except for the condition set forth in clause (ii) of Section 7.1(b), which may be waived in whole or in part by Parent and Merger Sub:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained.

(b) Governmental Approvals. (i) The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (ii) with respect to non-U.S. jurisdictions set forth on Section 7.1(b) of the Company Disclosure Letter, all notifications and filings have been made, all appropriate waiting periods (including extensions thereof) have expired or been terminated and all clearances and approvals have been granted (or been deemed in accordance with the relevant Law to have been granted) by the relevant Governmental Entity, and (iii) the authorizations, consents, orders or approvals of, or declarations or filings with, any Insurance Regulator or Governmental Entity set forth on Section 7.1(b) of the Company Disclosure Letter under any Insurance Law shall have been filed, have occurred or been obtained (all such permits, approvals, filings and consents, the “Required Insurance Approvals”), and all such Required Insurance Approvals shall be in full force and effect.

(c) No Injunctions or Restraints. No Order or Law, entered, enacted, promulgated, enforced or issued by any court of competent jurisdiction, or any other Governmental Entity, or other legal restraint or prohibition (collectively, “Restraints”) shall be in effect preventing the consummation of the Merger; provided, however, that, subject to Section 6.3, each of the parties to this Agreement shall have used its reasonable best efforts to prevent the entry of any such Restraints and to appeal as promptly as possible any such Restraints that may be entered to the extent required by and subject to Section 6.3.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to effect the Merger is further subject to the satisfaction, or waiver by Parent and Merger Sub, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of the Company contained in this Agreement (other than those specified in clauses (ii), (iii), or (iv) below) shall be true and correct at and as of the date of this Agreement and at and as of the Closing (without regard to any qualifications therein as to materiality or Material Adverse Effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(ii) The representations and warranties of the Company contained in Section 3.4(b)(i) and Section 3.4(c)(i) shall be true and correct in all material respects at and as of the date of this Agreement and at and as of the Closing.

(iii) The representations and warranties of the Company contained in Section 3.2(c), Section 3.4(a), and Section 3.23 of this Agreement shall be true and correct in all respects (except, in the case of Section 3.4(a) for de minimis inaccuracies therein) at and as of the date of this Agreement and at and as of the Closing, as though made at and as of such time (or, if made as of a specific date, at and as of such date).

(iv) The representations and warranties of the Company contained in Section 3.6(b) of this Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing, as though made at and as of such time.

(b) Performance of Obligations of the Company. The Company shall have performed or complied in all material respects (or with respect to any covenant or agreement qualified by materiality, in all respects) with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) No Orders or Laws. No Order or Law shall have been promulgated, entered, enforced, enacted, issued or applicable to the Merger by any Governmental Entity which imposes any Restrictions on Parent or its Subsidiaries (including Merger Sub and, after the Closing, the Surviving Corporation and its Subsidiaries), other than Permitted Restrictions.

(d) Officer’s Certificate. The Company shall have furnished Parent with a certificate dated the Closing Date signed on its behalf by its chief executive officer and chief financial officer to the effect that the conditions set forth in Section 7.2(a) and Section 7.2(b) have been satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction, or waiver by the Company, on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct at and as of the date of this Agreement and at and as of the Closing (without regard to any qualifications therein as to materiality or material adverse effect), as though made at and as of such time (or, if made as of a specific date, at and as of such date), except for such failures to be true and correct as would not reasonably be expected to prevent or otherwise have a material adverse effect on the ability of Parent or Merger Sub to consummate the Merger.

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied in all material respects (or with respect to any covenant or agreement qualified by materiality, in all respects) with the covenants and agreements contained in this Agreement to be performed or complied with by it prior to or on the Closing Date.

(c) Officer’s Certificate. Each of Parent and Merger Sub shall have furnished the Company with a certificate dated the Closing Date signed on its behalf by an executive officer of Parent or Merger Sub, as applicable, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) have been satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Parent or Merger Sub nor the Company may rely on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such party’s failure to comply with its obligations to consummate the Merger and the other Transactions to the extent required by and subject to Section 6.3.

ARTICLE VIII

TERMINATION

Section 8.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any Stockholder Approval):

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by either Parent or the Company if:

(i) the Merger has not been consummated on or before November 21, 2022 (as it may be extended as provided below, the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Merger to be consummated by such time; provided further, however, that, if, on the Outside Date, any of the conditions to the Closing set forth in Section 7.1(b) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be automatically extended to January 21, 2023; provided further, however, that, if, on the Outside Date (as extended), any of the conditions to the Closing set forth in Section 7.1(b) shall not have been fulfilled but all other conditions to the Closing either have been fulfilled or are then capable of being fulfilled, then the Outside Date shall, without any action on the part of the parties hereto, be automatically extended to March 21, 2023;

(ii) a permanent injunction or other Order which is final and nonappealable shall have been issued or taken restraining or otherwise prohibiting consummation of the Merger or any of the other Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used all reasonable best efforts to prevent the entry of such permanent injunction or other Order to the extent required by and subject to Section 6.3; or

(iii) if the Special Meeting (including any adjournments and postponements thereof) shall have concluded without the Stockholder Approval having been obtained by reason of the failure to obtain the required vote of the holders of Shares, provided, however, that the Company’s right to terminate this Agreement pursuant to this Section 8.1(b)(iii) is subject to the Company’s compliance with clause (y) of the third sentence of Section 6.2(a);

(c) by the Company prior to the receipt of the Stockholder Approval, if the Company Board authorizes the Company to enter into a definitive agreement with respect to a Superior Proposal and the Company concurrently enters into such definitive agreement with respect to such Superior Proposal; provided that the Company shall have complied with all provisions of Section 5.2;

(d) by Parent, if the Company Board or any committee thereof shall have withdrawn or modified, or proposed publicly to withdraw or modify, in a manner adverse to Parent, the approval, determination of advisability or recommendation of this Agreement, the Merger and the other Transactions, or approved, determined to be advisable or recommended, or proposed publicly to approve, determine to be advisable or recommend, any Takeover Proposal, or the Company Board or any committee thereof shall have resolved to take any of the foregoing actions;

(e) by Parent, if the Company breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 7.2(a) or Section 7.2(b) and (ii) cannot be cured by the Outside Date (provided that Parent is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement); or

(f) by the Company, if Parent or Merger Sub breaches or fails to perform or comply with any of its representations, warranties, agreements or covenants contained in this Agreement, which breach or failure to perform or comply (i) would give rise to the failure of a condition set forth in Section 7.3(a) or Section 7.3(b) and (ii) cannot be cured by the Outside Date (provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement).

A terminating party shall provide written notice of termination to the other parties specifying with particularity the reason for such termination. If more than one provision of this Section 8.1 is available to a terminating party in connection with a termination, a terminating party may rely on any and all available provisions in this Section 8.1 for any such termination.

Section 8.2 Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, this Agreement shall become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided, however, that if such termination shall result from the (i) failure of either party to fulfill a condition to the performance of the obligations of the other party or (ii) failure of either party to perform an agreement or covenant hereof, such party shall not be relieved of any liability to the other party as a result of such failure or breach, and in the case of fraud or willful breach of this Agreement by either party, the other party shall be entitled to pursue all damages and other remedies that may be available to it; provided further, however, that the provisions of Section 6.5 relating to confidentiality, Section 6.6, this Section 8.2, Article IX and Article X hereof shall survive such termination.

ARTICLE IX

MISCELLANEOUS

Section 9.1 Amendment and Waivers. Subject to applicable Law, and in accordance with the immediately following sentence, this Agreement may be amended by the parties hereto by action taken or authorized by or on behalf of their respective boards of directors, at any time prior to the Closing Date, whether before or after approval of this Agreement by the stockholders of the Company and Merger Sub. This Agreement may not be amended except by an instrument in writing signed by the parties hereto. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties by the other party contained herein or in any document delivered pursuant hereto, and (iii) subject to the requirements of applicable Law, waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 9.2 Non-survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive after the Effective Time.

Section 9.3 Expenses. All fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses.

Section 9.4 Notices. Any and all notices or other communications or deliveries required or permitted to be provided hereunder shall be in writing and sent by nationally recognized overnight courier service or by electronic mail and shall be deemed given and effective on the earliest of (i) the date of transmission, if such notice or communication is delivered via electronic mail to the address specified in this Section 9.4 prior to 5:00 p.m. (Eastern Time) on a Business Day and a copy is sent on such Business Day by nationally recognized overnight courier service, (ii) the Business Day after the date of transmission, if such notice or communication is delivered via electronic mail to the address specified in this Section 9.4 later than 5:00 p.m. (Eastern Time) on any date and earlier than 12:00 a.m. (Eastern Time) on the following date and a copy is sent no later than such date by nationally recognized overnight courier service, or (iii) when received, if sent by nationally recognized overnight courier service (other than in the cases of clauses (i) and (ii) above). The address for such notices and communications shall be as follows:

(a)	if to Parent or Merger Sub, to:

Berkshire Hathaway Inc.

3555 Farnam Street

Omaha, Nebraska 68131

Telephone No.: (402) 346-1400

Email Address: See Annex I

Attention: Marc D. Hamburg

with a copy to:

Munger, Tolles & Olson, LLP

350 South Grand Avenue, 50th Floor

Los Angeles, California 90071

Telephone No.:	(213) 683-9100
Email Address:	Jennifer.Broder@mto.com
Robert.Denham@mto.com

Attention: Jennifer Broder and Robert Denham

(b)	if to the Company, to:

Alleghany Corporation

1411 Broadway, 34th Floor

New York, New York 10018

Telephone No.: (212) 752-1356

Email Address: See Annex I

Attention: Christopher K. Dalrymple

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Telephone No.:	(212) 728 - 8000
Email Address:	sseidman@willkie.com
ldelanoy@willkie.com
lacker@willkie.com

Attention: Steven A. Seidman, Laura L. Delanoy and Laura H. Acker

Section 9.5 Counterparts. This Agreement may be executed by facsimile or electronic signature and in two or more counterparts, each of which will be deemed an original but all of which will constitute one instrument.

Section 9.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (including the schedules and annexes to this Agreement, including the Company Disclosure Letter) and, prior to the Closing, the Confidentiality Agreement, (a) reflect the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, and (b) except for the provisions in Section 6.7, solely to the extent stated therein, are not intended to and shall not confer upon any Person other than the parties to this Agreement and the Confidentiality Agreement (and their permitted assigns) any rights, benefits or remedies of any nature whatsoever, other than the right of the holders of Shares of the Company to receive the Merger Consideration after the Closing (a claim with respect to which may not be made unless and until the Effective Time shall have occurred).

Section 9.7 Severability. If any term or provision of this Agreement is held by a court of competent jurisdiction or other Governmental Entity to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms and provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, so long as the economic and legal substance of the Transactions, taken as a whole, are not affected in a manner materially adverse to any party hereto.

Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law of the Laws of the State of Delaware.

Section 9.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties to this Agreement (whether by operation of Law or otherwise) without the prior written consent of the other parties, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any entity that is wholly owned, directly or indirectly, by Parent. Any attempted assignment in violation of this Section 9.9 shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

Section 9.10 Consent to Jurisdiction. Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of the Chancery Court of the State of Delaware (and the applicable appellate courts thereof) in the event that any dispute arises out of this Agreement or any of the Transactions, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the Transactions in any other court. Each of the parties hereto irrevocably and unconditionally waives (and agrees not to plead or claim) any objection to the laying of venue of any dispute arising out of this Agreement or any of the Transactions in the Chancery Court of the State of Delaware, or that any such dispute brought in such court has been brought in an inconvenient forum.

Section 9.11 Specific Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy in such event. The parties accordingly agree that the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees not to oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to prove damages or provide any bond or other security in connection with any such order or injunction.

Section 9.12 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS.

ARTICLE X

DEFINITIONS; INTERPRETATION

Section 10.1 Cross References. Each of the following terms is defined in the section set forth opposite such term.

Defined Term	Section
Acceptable Confidentiality Agreement	10.2
Acquisition Agreement	5.2(c)
Action	10.2
Affiliates	10.2
Agreement	Preamble
Anti-Corruption Laws	3.8(b)
Antitrust Laws	6.3(d)
Applicable SAP	10.2
Book-Entry Shares	2.1(a)
Business Day	10.2
CARES Act	10.2
Certificate of Incorporation	3.2(d)
Certificate of Merger	1.3
Certificates	2.1(a)
Closing	1.2
Closing Date	1.2
Code	10.2
Common Stock	3.4(a)
Company	Preamble
Company Board	3.2(a)
Company Disclosure Letter	Article III
Company Employees	6.9(a)
Company Options	3.4(a)
Company Performance Share	2.3(a)

Company Permits	3.8(a)
Company Plan	3.12(a)
Company Recommendation	3.2(c)
Company Restricted Stock Unit	2.3(b)
Company Restricted Stock Unit Payment	2.3(a)(ii)
Company SEC Documents	3.5(a)
Company Stock Plans	10.2
Confidentiality Agreement	10.2
Covered Employees	3.12(a)
Cut-Off Date	5.2(a)
COVID-19	10.2
COVID-19 Measures	10.2
DCP	2.3(a)
Delaware Law	1.1
Dissenting Shares	2.6(a)
Director RSUs	2.3(c)
Effective Time	1.3
Encumbrance	10.2
Environmental Laws	10.2
Environmental Permits	10.2
ERISA	3.12(a)
ERISA Affiliate	3.12(b)(vi)
ERISA Group	3.12(b)(vi)
Exchange Act	3.3(a)
Excluded Party	10.2
Financial Advisor	3.17
Financial Statements	3.5(a)
GAAP	3.5(a)
Governmental Entity	3.3(a)
HSR Act	3.3(a)
Indebtedness	10.2
Indemnified Liabilities	6.7(a)
Indemnified Parties	6.7(a)
Insurance Contract	10.2
Insurance Law	10.2
Insurance Regulator	10.2
Intellectual Property Rights	10.2
Intervening Event	10.2
Investment Advisers Act	3.26
Investment Company Act	3.26
IRS	10.2
Knowledge	10.2
Law	10.2
Leased Real Property	10.2
Material Adverse Effect	10.2
Material Contract	3.9(a)
Materials of Environmental Concern	10.2
Merger	1.1

Merger Consideration	2.1(a)
Merger Sub	Preamble
Multiemployer Plan	3.12(b)(vi)
No-Shop Period Start Date	5.2(a)
Order	10.2
Outside Date	8.1(b)(i)
Owned Real Property	10.2
Parent	Preamble
Parent Owned Shares	Recitals
Paying Agent	2.2(a)
Payment Fund	2.2(a)
PBGC	3.12(b)(vii)
Permitted Encumbrances	10.2
Permitted Restrictions	6.3(f)
Person	10.2
Preferred Stock	3.4(a)
Prime Rate	2.3(a)
Producers	3.21
Proxy Statement	3.10
Qualified Retirement	2.3(a)
Representatives	5.2(a)
Required Insurance Approvals	7.1(b)
Restraints	7.1(c)
Restriction	6.3(f)
Rights	3.4(a)
SEC	10.2
Securities Act	3.5(a)
Shares	Recitals
Site	10.2
SOX	3.5(a)
Special Meeting	6.2(a)
Statutory Statements	3.18(a)
Stock-Based Deferred Compensation Plan	10.2
Stockholder Approval	3.2(b)
Subsidiary	10.2
Superior Proposal	10.2
Surviving Corporation	1.1
Takeover Proposal	10.2
Takeover Statute	3.19
Tax	10.2
Tax Return	10.2
Transactions	2.2(e)

Section 10.2 Certain Terms Defined. The following terms shall have the meanings set forth below for purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement with the Company that contains provisions (other than with respect to any immaterial provisions) that are not less favorable to the Company in any material respect than the terms of the Confidentiality Agreement.

“Action” means any claim, action, suit, proceeding or investigation by or before any Governmental Entity.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Applicable SAP” means the applicable statutory accounting principles (or local equivalents in the applicable jurisdiction) prescribed or permitted by the applicable Insurance Regulator under applicable Insurance Law.

“Business Day” means any day other than a Saturday, Sunday or a day on which banks in New York, New York are authorized or obligated by Law or Order to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (as may be amended or modified).

“Cause” means a recipient’s (a) conviction of a felony, (b) willful failure to implement reasonable directives of a senior employee, or (c) gross misconduct in connection with the performance of any of recipient’s duties.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Stock Plans” means, collectively, the Company’s 2005 Directors’ Stock Plan, the Company’s 2010 Directors’ Stock Plan, the Company’s 2015 Directors’ Stock Plan and the Company’s 2017 Long-Term Incentive Plan.

“Confidentiality Agreement” means that certain letter agreement between the Company and Parent, dated March 10, 2022.

“Designated Subsidiary” means each of RSUI Indemnity Company, RSUI Group, Inc., Alleghany Insurance Holdings LLC, Transatlantic Reinsurance Company, and Transatlantic Holdings, Inc.

“Encumbrance” means any security interest, pledge, mortgage, lien, charge, hypothecation, option to purchase or lease or otherwise acquire any interest, conditional sales agreement, adverse claim of ownership or use, title defect, easement, right of way, or other encumbrance of any kind.

“Environmental Laws” means all Laws relating to the protection of the environment, including the ambient air, soil, surface water or groundwater, or relating to the protection of human health from exposure to Materials of Environmental Concern.

“Environmental Permits” means all permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

“Excluded Party” means any Person or group of Persons (other than Parent and its Subsidiaries, Affiliates and Representatives) (i) who submits a written offer or proposal that constitutes a bona fide Takeover Proposal to the Company or any of its Representatives after the date hereof and prior to the No-Shop Period Start Date and (ii) whose Takeover Proposal is determined by the Company Board, in good faith, prior to the start of the No-Shop Period Start Date (after consultation with its outside counsel and the Financial Advisor), to be, or to be reasonably expected to lead to, a Superior Proposal; provided, however, that a Person shall immediately cease to be an Excluded Party (and the provisions of this Agreement applicable to Excluded Parties shall cease to apply with respect to such Person) if (1) such Takeover Proposal is withdrawn by such Person or (2) such Takeover Proposal, in the good faith determination of the Company Board (after consultation with its outside counsel and the Financial Advisor), no longer is, or would no longer be reasonably expected to lead to, a Superior Proposal.

“Indebtedness” of any Person means (a) all indebtedness for borrowed money, (b) any other indebtedness which is evidenced by a note, bond, debenture or similar instrument and (c) all obligations under capital leases.

“Insurance Contract” means any contract, agreement or policy of insurance or reinsurance, binder, slip, endorsement or certificate, and forms with respect thereto, including any life, health, accident and disability insurance policy, variable, fixed, indexed or payout annuity, guaranteed investment contract and any other insurance policy or insurance or annuity contract or certificate issued, ceded or assumed by the Company or any of its Subsidiaries.

“Insurance Law” means all Laws applicable to the business of insurance or the regulation of insurance companies, whether Federal, national, provincial, state, local, foreign or multinational, and all applicable orders, directives of, and market conduct recommendations resulting from market conduct examinations of, Insurance Regulators.

“Insurance Subsidiaries” means the Subsidiaries of the Company set forth on Section 10.2(b) of the Company Disclosure Letter.

“Insurance Regulator” means any Governmental Entity regulating the business of insurance under Insurance Laws.

“Intellectual Property Rights” means (i) patents and patent applications, together with all reissues, continuations, continuations-in-part, divisionals, provisionals, extensions and reexaminations thereof, (ii) trademarks, service marks, logos, trade names, trade dress, including all goodwill associated therewith, and all applications, registrations and renewals thereof, (iii) copyrights and copyrightable works and all applications and registrations thereof, (iv) inventions and discoveries (whether patentable or not), industrial designs, trade secrets, confidential information and know-how, (v) computer software (including databases and related documentation), (vi) web site addresses and Internet domain names, and registrations therefor, (vii) moral and economic rights of authors and inventors and (viii) all other similar proprietary rights whether now known or hereafter recognized in any jurisdiction.

“Intervening Event” means any material event or development or material change in circumstances with respect to the Company and its Subsidiaries, taken as a whole, that (i) was neither known by nor reasonably foreseeable to the Company Board as of or prior to the date hereof and (ii) does not relate to (A) any Takeover Proposal, or (B) clearance of the Merger or satisfaction of any waiting period under any Antitrust Laws.

“IRS” means the Internal Revenue Service.

“Knowledge” means (i) with respect to Parent, the actual knowledge (without independent inquiry or investigation) of the Chairman & Chief Executive Officer and Chief Financial Officer of Parent and (ii) with respect to the Company, the actual knowledge (without independent inquiry or investigation) of the following executive officers of the Company: Chief Executive Officer; Chief Financial Officer; and General Counsel.

“Law” means any law, statute, code, ordinance, regulation or rule of any Governmental Entity.

“Leased Real Property” means all material real property leased or subleased (whether as a tenant or subtenant) by the Company or any Subsidiary of the Company.

“Material Adverse Effect” means, with respect to the Company, a material adverse effect on (i) the ability of the Company to consummate the Merger, or (ii) the business, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, except to the extent such material adverse effect under this clause (ii) results from (A) any changes in general United States or global economic conditions, (B) any changes in conditions generally affecting any of the industries in which the Company and its Subsidiaries operate, except to the extent such changes in conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in such industries, (C) any decline in the market price or trading volume of the Common Stock, or in the Company’s credit rating or financial strength rating, (D) regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, except to the extent such conditions have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate, (E) any failure, in and of itself, by the Company to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (it being understood that the facts or occurrences giving rise to or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect), (F) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other Transactions, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or partners, (G) any change in applicable Law, GAAP or Applicable SAP (or authoritative interpretations thereof), (H) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage or terrorism, or any escalation or worsening of any such acts of war, sabotage or terrorism threatened or underway as of the date of this Agreement, except to the extent such conditions or events have a disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to others in the industries in which the Company and any of its Subsidiaries operate, (I) any hurricane, tornado, flood, earthquake or other natural disaster or (J) any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, directive, restrictions, guidelines, responses or recommendations of or promulgated by any Governmental Entity, in each case, in connection with or in response to SARS-CoV-2 or COVID-19 (together, “COVID-19”) and any evolutions or mutations thereof or related or associated epidemics, pandemics or disease outbreaks (all of the foregoing, “COVID-19 Measures”), including any change, effect, event, occurrence, development, condition or fact with respect to COVID-19 or the COVID-19 Measures or any escalation or worsening thereof (including any subsequent waves).

“Materials of Environmental Concern” means any hazardous, acutely hazardous, or toxic substance or waste defined or regulated as such under Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act and the federal Resource Conservation and Recovery Act.

“Order” means any order, judgment, ruling, injunction, assessment, award, decree or writ of any Governmental Entity.

“Owned Real Property” means all material real property reflected in the latest audited balance sheet included in the Company SEC Documents as owned by the Company or any Subsidiary of the Company or material real property acquired after the date thereof (except for properties sold or otherwise disposed of since the date thereof in the ordinary course of business).

“Permitted Encumbrances” means: (i) Encumbrances that relate to Taxes, assessments and governmental charges or levies imposed upon the Company or any of its Subsidiaries that are not yet due and payable or that are being contested in good faith by appropriate proceedings or for which reserves have been established on the most recent financial statements included in the Company SEC Documents, (ii) Encumbrances imposed by Law that relate to obligations that are not yet due and have arisen in the ordinary course of business, (iii) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (iv) mechanics’, carriers’, workers’, repairers’ and similar Encumbrances imposed upon the Company or any of its Subsidiaries arising or incurred in the ordinary course of business, (v) reversionary obligations in respect of real estate granted to the Company or any of its Subsidiaries by Governmental Entities, (vi) Encumbrances that relate to zoning, entitlement and other land use and environmental Laws, (vii) other imperfections or irregularities in title, charges, easements, rights-of-way, survey exceptions, leases, subleases, license agreements and other occupancy agreements, reciprocal easement agreements, covenants, restrictions and other customary encumbrances on title to or use of real property, (viii) utility easements for electricity, gas, water, sanitary sewer, surface water drainage or other general easements granted to Governmental Entities in the ordinary course of developing or operating any Site, (ix) any utility company rights, easements or franchises for electricity, water, steam, gas, telephone or other service or the right to use and maintain poles, lines, wires, cables, pipes, boxes and other fixtures and facilities in, over, under and upon any of the Sites, (x) any encroachments of stoops, areas, cellar steps, trim and cornices, if any, upon any street or highway; provided, however, that in the case of clauses (vi) through (x), none of the foregoing, individually or in the aggregate, materially adversely affect the continued use of the property to which they relate in the conduct of the business currently conducted thereon, and (xi) as to any Leased Real Property, any Encumbrance placed by a developer or lessor thereof, or otherwise affecting the interest of the lessor thereof.

“Person” means a natural person, sole proprietorship, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated society or association, joint venture, Governmental Entity or other legal entity or organization.

“SEC” means the United States Securities and Exchange Commission.

“Site” means each location where the Company or any Subsidiary of the Company conducts business, including each Owned Real Property and Leased Real Property.

“Stock-Based Deferred Compensation Plan” means any Company Plan or part thereof that provides for the deferral of compensation and represents amounts notionally invested in a number of Shares or otherwise provides for distributions or benefits that are calculated based on the value of a Share.

“Subsidiary” means, with respect to any party, any foreign or domestic corporation or other entity, whether incorporated or unincorporated, (i) that would be required to be consolidated in such party’s financial statements under GAAP as adopted (whether or not yet effective) in the United States or (ii) of which at least 50% of the securities or other equity interests having by their terms ordinary voting power to elect a majority of the directors or others performing similar functions with respect to such corporation or other entity is directly or indirectly owned or controlled by such party or by any one or more of such party’s Subsidiaries, or by such party and one or more of its Subsidiaries; provided, that, in the case of Parent, “Subsidiary” shall not include any pension funds of the Subsidiaries of Parent.

“Superior Proposal” means a bona fide written Takeover Proposal (with all references to “20%” in the definition of Takeover Proposal being deemed to be references to “100%”) that was not the result of a violation of Section 5.2 and that the Company Board determines in good faith (after consultation with the Financial Advisor and receiving the advice of outside counsel) (i) is in the best interests of the Company, (ii) is more favorable to the stockholders of the Company from a financial point of view, than the Merger, (iii) is no less favorable to the stockholders of the Company with respect to the certainty and timing of closing and payment than the Merger, and (iv) for which the third party has demonstrated that the financing for such offer, if any, is fully committed.

“Takeover Proposal” means any transaction or series of related transactions involving (i) any direct or indirect acquisition or purchase by any Person or group of Persons (other than Parent and its Subsidiaries, Affiliates and Representatives) of (A) 20% or more of the consolidated assets (including equity interests in Subsidiaries) of the Company and its Subsidiaries, taken as a whole, or (B) equity securities of the Company which together with any other equity securities of the Company beneficially owned by such Person or group of Persons would equal 20% or more of any class of equity securities of the Company, (ii) any tender offer or exchange offer that, if consummated, would result in any Person or group of Persons beneficially owning 20% or more of any class of equity securities of the Company, or (iii) any merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving (1) the Company or (2) Subsidiaries of the Company representing 20% or more of the consolidated revenues or earnings of the Company and its Subsidiaries, taken as a whole, pursuant to which any Person or group of Persons (other than Parent and its Subsidiaries, Affiliates and Representatives) would hold securities representing more than 20% of the total outstanding voting power of the Company (or the surviving company) outstanding after giving effect to the consummation of such transaction, in each case, other than the Transactions.

“Tax” or “Taxes” means all taxes of any kind, including those on or measured by or referred to as income, gross receipts, sales, use, ad valorem, franchise, profits, license, value added, property or windfall profits taxes, customs, duties or similar fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, domestic or foreign.

“Tax Return” or “Tax Returns” means all federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended tax return related to Taxes.

“Total Disability” means a recipient’s inability to discharge his duties due to physical or mental illness or accident for one or more periods totally six months during any consecutive twelve (12) month period.

Section 10.3 Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Terms defined in the singular in this Agreement shall also include the plural and vice versa. The captions and headings herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and schedules are to Articles, Sections and schedules of this Agreement unless otherwise specified. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. The phrases “the date of this Agreement,” “the date hereof” and phrases of similar import, unless the context otherwise requires, shall be deemed to refer to the date set forth in the Preamble. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The word “will” shall be construed to have the same meaning as the word “shall”. The term “or” is not exclusive. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. For purposes of analyzing the Company’s representations and warranties and related disclosures under this Agreement, Parent and Merger Sub will not be deemed to have knowledge of any state of facts, change, development, effect, occurrence or condition relating to the Company or its Subsidiaries unless it is disclosed in the Company SEC Documents or the Company Disclosure Letter or is information otherwise generally available to the public as of the date hereof.

[Signatures on Following Page]

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement and Plan of Merger to be signed by their respective officers thereunto duly authorized as of the date first written above.

BERKSHIRE HATHAWAY INC.

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg
Title: Senior Vice President & CFO

O&M ACQUISITION CORP.

By:	/s/ Marc D. Hamburg
Name: Marc D. Hamburg
Title: President

ALLEGHANY CORPORATION

By:	/s/ Joseph P. Brandon
Name: Joseph P. Brandon
Title: President and Chief Executive Officer